UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form T-3
FOR APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

CIT Group Inc.
CIT Group Funding Company of Delaware LLC
(Name of Applicant)
c/o CIT Group Inc.
505 Fifth Avenue
New York, New York 10017
(Address of Principal Executive Offices)
Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
Series A Secured Notes	$22,075,000,000
Series B Secured Notes	$2,150,000,000
Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:	Copies to be sent to:
Robert J. Ingato, Esq.	Andrea Nicolas, Esq.
Executive Vice President and General Counsel	Skadden, Arps, Slate, Meagher & Flom LLP
CIT Group Inc.	Four Times Square
505 Fifth Avenue	New York, New York 10036
New York, New York 10017	(212) 735-3000
(212) 771-0505
Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.
1. General Information.
(a)	CIT Group Inc. (the “Corporation”) is a corporation and CIT Group Funding Company of Delaware LLC (“Delaware Funding”) is a limited liability company.

(b)	The Corporation was organized under the laws of the State of Delaware. Delaware Funding was domesticated as a Delaware limited liability company.
2. Securities Act Exemption Applicable.
     As described in the Offering Memorandum, Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization, dated October 1, 2009 (the “Offering Memorandum”) attached hereto as Exhibit T3E.1, (i) the Corporation is offering to exchange any and all of the outstanding notes (including the U.S. dollar equivalent of non-U.S. dollar-denominated notes) of the Corporation listed in the table below for a pro rata portion of each of five series of its newly issued Series A secured notes (the “Series A Notes”) and/or up to approximately 70 million shares of its newly issued preferred stock (the “New Preferred Stock”) and (ii) Delaware Funding, an indirect, wholly-owned subsidiary of the Corporation, is offering to exchange any and all of its outstanding notes listed in the table below for a pro rata portion of each of five series of its newly issued Series B secured notes (the “Series B Notes” and together with the Series A Notes, the “New Notes”) for the consideration specified in the table below (the “Exchange Offers”). We refer to the notes to be tendered in the Exchange Offers as the “Old Notes.” On October 1, 2009, the Corporation and Delaware Funding, as applicable, amended each of the indentures under which the Old Notes were issued to provide guarantees by all of the Corporation’s current domestic wholly-owned subsidiaries for each of the Old Notes that would be exchanged for New Notes in the Exchange Offer, with the exception of Delaware Funding, CIT Bank and other regulated subsidiaries, special purpose entities and immaterial subsidiaries.
Corporation Outstanding Notes

			Consideration per US$1,000
			Principal Amount of
			Old Notes Tendered
				Number of
			Principal	Shares of
			Amount	New Preferred
	Outstanding Principal		of New Notes	Stock
Title of Old Notes to be Tendered	Amount	CUSIP/ISIN	to be Issued	to be Issued(1)

6.88% Notes due November 1, 2009	USD 300,000,000	12560PCL3	$900	0.40749
4.13% Notes due November 3, 2009	USD 500,000,000	125581AM0	$900	0.40749
3.85% Notes due November 15, 2009	USD 1,959,000	12557WJP7	$900	0.40749
4.63% Notes due November 15, 2009	USD 1,349,000	12557WLV1	$900	0.40749
5.05% Notes due November 15, 2009	USD 2,800,000	12557WPC9	$900	0.40749
5.00% Notes due November 15, 2009	USD 4,217,000	12557WB26	$900	0.40749
5.00% Notes due November 15, 2009	USD 5,083,000	12557WB59	$900	0.40749
5.00% Notes due November 15, 2009	USD 6,146,000	12557WB83	$900	0.40749
3.95% Notes due December 15, 2009	USD 3,314,000	12557WJV4	$900	0.40749
4.80% Notes due December 15, 2009	USD 2,073,000	12557WMB4	$900	0.40749
4.70% Notes due December 15, 2009	USD 285,000	12557WPL9	$900	0.40749
4.85% Notes due December 15, 2009	USD 582,000	12557WPU9	$900	0.40749
6.25% Notes due December 15, 2009	USD 63,703,000	12557WSJ1	$900	0.40749
6.50% Notes due December 15, 2009	USD 40,994,000	12557WSM4	$900	0.40749
Floating Rate Notes due December 21, 2009	USD 113,000,000	12560PDL2	$900	0.40749
4.25% Notes due February 1, 2010	USD 750,000,000	125581AQ1	$850	1.22248
4.05% Notes due February 15, 2010	USD 4,172,000	12557WKE0	$850	1.22248
5.15% Notes due February 15, 2010	USD 1,918,000	12557WQC8	$850	1.22248
5.05% Notes due February 15, 2010	USD 1,497,000	12557WQL8	$850	1.22248
6.50% Notes due February 15, 2010	USD 58,219,000	12557WSX0	$850	1.22248
6.25% Notes due February 15, 2010	USD 44,138,000	12557WTE1	$850	1.22248
Floating Rate Notes due March 1, 2010	CHF 100,000,000	CH0029382659	$850	1.22248
2.75% Notes due March 1, 2010	CHF 50,000,000	CH0029407191	$850	1.22248
Floating Rate Notes due March 12, 2010	USD 1,000,000,000	125581CX4	$850	1.22248
4.30% Notes due March 15, 2010	USD 1,822,000	12557WKL4	$850	1.22248
5.05% Notes due March 15, 2010	USD 4,241,000	12557WMH1	$850	1.22248
5.15% Notes due March 15, 2010	USD 6,375,000	12557WMP3	$850	1.22248
4.90% Notes due March 15, 2010	USD 297,000	12557WQU8	$850	1.22248
4.85% Notes due March 15, 2010	USD 784,000	12557WRC7	$850	1.22248
6.50% Notes due March 15, 2010	USD 33,677,000	12557WTL5	$850	1.22248
Floating Rate Notes due March 22, 2010	USD 150,000,000	12560PFN6	$850	1.22248
4.45% Notes due May 15, 2010	USD 3,980,000	12557WKS9	$850	1.22248
5.25% Notes due May 15, 2010	USD 2,414,000	12557WMV0	$850	1.22248
5.38% Notes due June 15, 2010	GBP 300,000,000	XS0276327342	$850	1.22248
4.30% Notes due June 15, 2010	USD 1,013,000	12557WKX8	$850	1.22248
4.35% Notes due June 15, 2010	USD 1,419,000	12557WLE9	$850	1.22248
5.30% Notes due June 15, 2010	USD 2,622,000	12557WNB3	$850	1.22248
4.60% Notes due August 15, 2010	USD 1,131,000	12557WLL3	$850	1.22248
5.45% Notes due August 15, 2010	USD 11,920,000	12557WNH0	$850	1.22248
5.50% Notes due August 15, 2010	USD 1,511,000	12557WA92	$850	1.22248
4.25% Notes due September 15, 2010	USD 295,000	12557WLS8	$850	1.22248

			Consideration per US$1,000
			Principal Amount of
			Old Notes Tendered
				Number of
			Principal	Shares of
			Amount	New Preferred
	Outstanding Principal		of New Notes	Stock
Title of Old Notes to be Tendered	Amount	CUSIP/ISIN	to be Issued	to be Issued(1)

5.25% Notes due September 15, 2010	USD 11,403,000	12557WNR8	$850	1.22248
5.20% Notes due November 3, 2010	USD 500,000,000	125577AS5	$850	1.22248
Floating Rate Notes due November 3, 2010	USD 474,000,000	125577AT3	$850	1.22248
5.05% Notes due November 15, 2010	USD 9,054,000	12557WLY5	$850	1.22248
5.25% Notes due November 15, 2010	USD 6,349,000	12557WNZ0	$850	1.22248
5.25% Notes due November 15, 2010	USD 12,292,000	12557WC33	$850	1.22248
5.25% Notes due November 15, 2010	USD 1,686,000	12557WC74	$850	1.22248
4.75% Notes due December 15, 2010	USD 750,000,000	12560PDB4	$850	1.22248
5.00% Notes due December 15, 2010	USD 5,842,000	12557WME8	$850	1.22248
5.05% Notes due December 15, 2010	USD 5,926,000	12557WPH8	$850	1.22248
4.90% Notes due December 15, 2010	USD 3,188,000	12557WPR6	$850	1.22248
5.25% Notes due December 15, 2010	USD 807,000	12557WSE2	$850	1.22248
6.50% Notes due December 15, 2010	USD 12,177,000	12557WSR3	$850	1.22248
6.50% Notes due January 15, 2011	USD 17,752,000	12557WSV4	$800	2.03746
4.72% Notes due February 10, 2011	CAD 400,000,000	125581AU2	$800	2.03746
5.15% Notes due February 15, 2011	USD 2,158,000	12557WPZ8	$800	2.03746
5.15% Notes due February 15, 2011	USD 1,458,000	12557WQH7	$800	2.03746
6.60% Notes due February 15, 2011	USD 25,229,000	12557WTB7	$800	2.03746
Floating Rate Notes due February 28, 2011	GBP 70,000,000	XS0245933121	$800	2.03746
5.05% Notes due March 15, 2011	USD 1,560,000	12557WML2	$800	2.03746
5.00% Notes due March 15, 2011	USD 1,001,000	12557WQR5	$800	2.03746
4.90% Notes due March 15, 2011	USD 806,000	12557WQZ7	$800	2.03746
5.00% Notes due March 15, 2011	USD 1,589,000	12557WRH6	$800	2.03746
6.75% Notes due March 15, 2011	USD 7,604,000	12557WTJ0	$800	2.03746
6.50% Notes due March 15, 2011	USD 6,187,000	12557WTQ4	$800	2.03746
5.15% Notes due April 15, 2011	USD 957,000	12557WMS7	$800	2.03746
Floating Rate Notes due April 27, 2011	USD 280,225,000	125581BA5	$800	2.03746
5.60% Notes due April 27, 2011	USD 750,000,000	125581AZ1	$800	2.03746
5.40% Notes due May 15, 2011	USD 1,283,000	12557WMY4	$800	2.03746
5.35% Notes due June 15, 2011	USD 558,000	12557WNE7	$800	2.03746
Floating Rate Notes due July 28, 2011	USD 669,500,000	125581BE7	$800	2.03746
5.80% Notes due July 28, 2011	USD 550,000,000	125581BF4	$800	2.03746
5.35% Notes due August 15, 2011	USD 2,254,000	12557WNM9	$800	2.03746
5.20% Notes due September 15, 2011	USD 2,685,000	12557WNV9	$800	2.03746
Floating Rate Notes due September 21, 2011	GBP 40,000,000	XS0268935698	$800	2.03746
4.25% Notes due September 22, 2011	EUR 750,000,000	XS0201605192	$800	2.03746
5.20% Notes due November 15, 2011	USD 7,392,000	12557WPD7	$800	2.03746
5.25% Notes due November 15, 2011	USD 4,427,000	12557WB34	$800	2.03746
5.25% Notes due November 15, 2011	USD 5,175,000	12557WB67	$800	2.03746
5.25% Notes due November 15, 2011	USD 4,944,000	12557WB91	$800	2.03746

			Consideration per US$1,000
			Principal Amount of
			Old Notes Tendered
				Number of
			Principal	Shares of
			Amount	New Preferred
	Outstanding Principal		of New Notes	Stock
Title of Old Notes to be Tendered	Amount	CUSIP/ISIN	to be Issued	to be Issued(1)

Floating Rate Notes due November 30, 2011	EUR 500,000,000	XS0275670965	$800	2.03746
4.85% Notes due December 15, 2011	USD 482,000	12557WPM7	$800	2.03746
5.00% Notes due December 15, 2011	USD 1,685,000	12557WPV7	$800	2.03746
5.40% Notes due February 13, 2012	USD 479,996,000	125581CT3	$800	2.03746
Floating Rate Notes due February 13, 2012	USD 654,250,000	125581CU0	$800	2.03746
5.25% Notes due February 15, 2012	USD 2,937,000	12557WQD6	$800	2.03746
5.15% Notes due February 15, 2012	USD 1,532,000	12557WQM6	$800	2.03746
7.25% Notes due February 15, 2012	USD 30,577,000	12557WSY8	$800	2.03746
7.00% Notes due February 15, 2012	USD 17,676,000	12557WTF8	$800	2.03746
5.00% Notes due March 15, 2012	USD 482,000	12557WQV6	$800	2.03746
5.00% Notes due March 15, 2012	USD 1,059,000	12557WRD5	$800	2.03746
7.25% Notes due March 15, 2012	USD 13,609,000	12557WTM3	$800	2.03746
7.75% Notes due April 2, 2012	USD 259,646,000	125581AB4	$800	2.03746
5.75% Notes due August 15, 2012	USD 466,000	12557WA68	$800	2.03746
3.80% Notes due November 14, 2012	EUR 450,000,000	XS0234935434	$800	2.03746
5.50% Notes due November 15, 2012	USD 2,711,000	12557WC41	$800	2.03746
5.50% Notes due November 15, 2012	USD 1,381,000	12557WC82	$800	2.03746
7.63% Notes due November 30, 2012	USD 1,277,653,000	125577AZ9	$800	2.03746
5.50% Notes due December 15, 2012	USD 495,000	12557WSF9	$800	2.03746
7.00% Notes due December 15, 2012	USD 36,343,000	12557WSK8	$800	2.03746
7.25% Notes due December 15, 2012	USD 19,425,000	12557WSN2	$800	2.03746
7.30% Notes due December 15, 2012	USD 11,775,000	12557WSS1	$800	2.03746
Floating Rate Notes due December 21, 2012	USD 290,705,000	12560PEP2	$800	2.03746
6.15% Notes due January 15, 2013	USD 29,038,000	12557WAZ4	$700	3.25993
6.25% Notes due January 15, 2013	USD 62,461,000	12557WBC4	$700	3.25993
6.15% Notes due January 15, 2013	USD 52,560,000	12557WBF7	$700	3.25993
6.25% Notes due January 15, 2013	USD 53,967,000	12557WBJ9	$700	3.25993
7.50% Notes due January 15, 2013	USD 27,292,000	12557WSW2	$700	3.25993
6.25% Notes due February 15, 2013	USD 22,781,000	12557WBM2	$700	3.25993
6.20% Notes due February 15, 2013	USD 24,387,000	12557WBQ3	$700	3.25993
6.00% Notes due February 15, 2013	USD 22,368,000	12557WBT7	$700	3.25993
7.60% Notes due February 15, 2013	USD 23,615,000	12557WTC5	$700	3.25993
6.15% Notes due February 15, 2013	USD 23,318,000	12557WBW0	$700	3.25993
5.40% Notes due March 7, 2013	USD 483,516,000	125581AX6	$700	3.25993
7.75% Notes due March 15, 2013	USD 18,242,000	12557WTK7	$700	3.25993
7.90% Notes due March 15, 2013	USD 17,591,000	12557WTN1	$700	3.25993
7.25% Notes due March 15, 2013	USD 5,350,000	12557WTR2	$700	3.25993
6.00% Notes due March 15, 2013	USD 26,178,000	12557WBZ3	$700	3.25993
6.00% Notes due March 15, 2013	USD 27,547,000	12557WCC3	$700	3.25993
6.10% Notes due March 15, 2013	USD 27,499,000	12557WCF6	$700	3.25993

			Consideration per US$1,000
			Principal Amount of
			Old Notes Tendered
				Number of
			Principal	Shares of
			Amount	New Preferred
	Outstanding Principal		of New Notes	Stock
Title of Old Notes to be Tendered	Amount	CUSIP/ISIN	to be Issued	to be Issued(1)

6.25% Notes due March 15, 2013	USD 26,121,000	12557WCJ8	$700	3.25993
6.15% Notes due April 15, 2013	USD 24,593,000	12557WCM1	$700	3.25993
6.15% Notes due April 15, 2013	USD 28,983,000	12557WCQ2	$700	3.25993
6.05% Notes due April 15, 2013	USD 19,386,000	12557WCT6	$700	3.25993
6.05% Notes due May 15, 2013	USD 44,494,000	12557WCW9	$700	3.25993
4.95% Notes due May 15, 2013	USD 9,133,000	12557WCZ2	$700	3.25993
4.95% Notes due May 15, 2013	USD 11,492,000	12557WDC2	$700	3.25993
4.88% Notes due June 15, 2013	USD 6,237,000	12557WDF5	$700	3.25993
4.85% Notes due June 15, 2013	USD 7,956,000	12557WDJ7	$700	3.25993
4.60% Notes due June 15, 2013	USD 9,421,000	12557WDM0	$700	3.25993
4.45% Notes due June 15, 2013	USD 5,051,000	12557WDQ1	$700	3.25993
Floating Rate Notes due June 20, 2013	EUR 500,000,000	XS0258343564	$700	3.25993
5.05% Notes due July 15, 2013	USD 5,228,000	12557WEF4	$700	3.25993
4.65% Notes due July 15, 2013	USD 9,267,000	12557WDT5	$700	3.25993
4.75% Notes due July 15, 2013	USD 2,318,000	12557WDW8	$700	3.25993
5.00% Notes due July 15, 2013	USD 15,182,000	12557WDZ1	$700	3.25993
4.75% Notes due July 15, 2013	USD 5,779,000	12557WEC1	$700	3.25993
5.30% Notes due August 15, 2013	USD 7,479,000	12557WEJ6	$700	3.25993
5.50% Notes due August 15, 2013	USD 2,903,000	12557WEM9	$700	3.25993
5.50% Notes due August 15, 2013	USD 6,810,000	12557WEQ0	$700	3.25993
5.40% Notes due September 15, 2013	USD 2,445,000	12557WET4	$700	3.25993
5.50% Notes due September 15, 2013	USD 4,171,000	12557WEW7	$700	3.25993
5.25% Notes due September 15, 2013	USD 4,374,000	12557WEZ0	$700	3.25993
5.20% Notes due September 15, 2013	USD 4,378,000	12557WFC0	$700	3.25993
5.20% Notes due October 15, 2013	USD 5,497,000	12557WFF3	$700	3.25993
5.20% Notes due October 15, 2013	USD 8,130,000	12557WFJ5	$700	3.25993
5.25% Notes due October 15, 2013	USD 3,359,000	12557WFM8	$700	3.25993
5.30% Notes due November 15, 2013	USD 3,146,000	12557WFQ9	$700	3.25993
5.10% Notes due November 15, 2013	USD 7,480,000	12557WFT3	$700	3.25993
5.40% Notes due December 15, 2013	USD 5,783,000	12557WFW6	$700	3.25993
5.20% Notes due December 15, 2013	USD 7,241,000	12557WFZ9	$700	3.25993
5.10% Notes due January 15, 2014	USD 2,897,000	12557WGC9	$700	3.25993
4.85% Notes due January 15, 2014	USD 1,333,000	12557WGF2	$700	3.25993
5.00% Notes due February 13, 2014	USD 671,749,000	125581AH1	$700	3.25993
5.00% Notes due February 15, 2014	USD 5,957,000	12557WGJ4	$700	3.25993
4.90% Notes due February 15, 2014	USD 1,958,000	12557WGM7	$700	3.25993
7.85% Notes due February 15, 2014	USD 23,034,000	12557WSZ5	$700	3.25993
7.65% Notes due February 15, 2014	USD 10,897,000	12557WTG6	$700	3.25993
4.80% Notes due March 15, 2014	USD 4,492,000	12557WGQ8	$700	3.25993
4.60% Notes due March 15, 2014	USD 4,211,000	12557WGT2	$700	3.25993
7.85% Notes due March 15, 2014	USD 4,573,000	12557WTS0	$700	3.25993
4.80% Notes due April 15, 2014	USD 2,177,000	12557WGW5	$700	3.25993
5.10% Notes due April 15, 2014	USD 5,735,000	12557WGZ8	$700	3.25993

			Consideration per US$1,000
			Principal Amount of
			Old Notes Tendered
				Number of
			Principal	Shares of
			Amount	New Preferred
	Outstanding Principal		of New Notes	Stock
Title of Old Notes to be Tendered	Amount	CUSIP/ISIN	to be Issued	to be Issued(1)

5.00% Notes due May 13, 2014	EUR 463,405,000	XS0192461837	$700	3.25993
5.25% Notes due May 15, 2014	USD 4,898,000	12557WHC8	$700	3.25993
5.80% Notes due May 15, 2014	USD 11,357,000	12557WHF1	$700	3.25993
5.70% Notes due June 15, 2014	USD 8,890,000	12557WHJ3	$700	3.25993
5.75% Notes due June 15, 2014	USD 10,815,000	12557WHM6	$700	3.25993
5.75% Notes due June 15, 2014	USD 1,930,000	12557WRU7	$700	3.25993
5.85% Notes due June 15, 2014	USD 1,593,000	12557WRX1	$700	3.25993
6.00% Notes due June 15, 2014	USD 10,892,000	12557WSA0	$700	3.25993
5.65% Notes due July 15, 2014	USD 8,504,000	12557WHQ7	$700	3.25993
5.30% Notes due July 15, 2014	USD 10,005,000	12557WHT1	$700	3.25993
5.20% Notes due August 15, 2014	USD 5,691,000	12557WHW4	$700	3.25993
5.30% Notes due August 15, 2014	USD 3,915,000	12557WHZ7	$700	3.25993
6.00% Notes due August 15, 2014	USD 2,555,000	12557WA27	$700	3.25993
6.00% Notes due August 15, 2014	USD 2,389,000	12557WA76	$700	3.25993
5.25% Notes due September 15, 2014	USD 16,332,000	12557WJC6	$700	3.25993
5.05% Notes due September 15, 2014	USD 17,112,000	12557WJF9	$700	3.25993
5.13% Notes due September 30, 2014	USD 638,267,000	125581AK4	$700	3.25993
4.90% Notes due October 15, 2014	USD 5,520,000	12557WJJ1	$700	3.25993
5.10% Notes due October 15, 2014	USD 13,944,000	12557WJM4	$700	3.25993
5.05% Notes due November 15, 2014	USD 7,238,000	12557WJQ5	$700	3.25993
5.50% Notes due December 1, 2014	GBP 480,000,000	XS0207079764	$700	3.25993
5.13% Notes due December 15, 2014	USD 7,632,000	12557WJT9	$700	3.25993
5.10% Notes due December 15, 2014	USD 18,101,000	12557WJW2	$700	3.25993
5.05% Notes due January 15, 2015	USD 6,302,000	12557WJZ5	$700	3.25993
5.00% Notes due February 1, 2015	USD 671,141,000	125581AR9	$700	3.25993
4.95% Notes due February 15, 2015	USD 6,678,000	12557WKC4	$700	3.25993
4.90% Notes due February 15, 2015	USD 6,848,000	12557WKF7	$700	3.25993
7.90% Notes due February 15, 2015	USD 24,329,000	12557WTD3	$700	3.25993
5.10% Notes due March 15, 2015	USD 12,247,000	12557WKJ9	$700	3.25993
5.05% Notes due March 15, 2015	USD 2,575,000	12557WKM2	$700	3.25993
4.25% Notes due March 17, 2015	EUR 412,500,000	XS0215269670	$700	3.25993
5.38% Notes due April 15, 2015	USD 6,369,000	12557WKQ3	$700	3.25993
5.25% Notes due May 15, 2015	USD 15,954,000	12557WKT7	$700	3.25993
5.30% Notes due May 15, 2015	USD 27,090,000	12557WKW0	$700	3.25993
5.10% Notes due June 15, 2015	USD 14,930,000	12557WKZ3	$700	3.25993
5.05% Notes due June 15, 2015	USD 10,912,000	12557WLA7	$700	3.25993
5.20% Notes due June 15, 2015	USD 8,322,000	12557WLF6	$700	3.25993
5.30% Notes due August 15, 2015	USD 10,741,000	12557WLJ8	$700	3.25993
5.38% Notes due August 15, 2015	USD 15,892,000	12557WLM1	$700	3.25993
5.25% Notes due September 15, 2015	USD 11,241,000	12557WLQ2	$700	3.25993
5.10% Notes due September 15, 2015	USD 4,898,000	12557WLT6	$700	3.25993
5.50% Notes due November 15, 2015	USD 4,016,000	12557WLW9	$700	3.25993
5.80% Notes due November 15, 2015	USD 7,456,000	12557WLZ2	$700	3.25993

			Consideration per US$1,000
			Principal Amount of
			Old Notes Tendered
				Number of
			Principal	Shares of
			Amount	New Preferred
	Outstanding Principal		of New Notes	Stock
Title of Old Notes to be Tendered	Amount	CUSIP/ISIN	to be Issued	to be Issued(1)

5.75% Notes due December 15, 2015	USD 8,155,000	12557WMC2	$700	3.25993
5.80% Notes due December 15, 2015	USD 12,621,000	12557WMF5	$700	3.25993
5.40% Notes due January 30, 2016	USD 604,263,000	125581AW8	$700	3.25993
5.85% Notes due March 15, 2016	USD 14,372,000	12557WMJ7	$700	3.25993
5.80% Notes due March 15, 2016	USD 11,705,000	12557WMM0	$700	3.25993
6.00% Notes due March 15, 2016	USD 69,046,000	12557WMQ1	$700	3.25993
5.88% Notes due April 15, 2016	USD 4,888,000	12557WMT5	$700	3.25993
6.05% Notes due May 15, 2016	USD 14,943,000	12557WMW8	$700	3.25993
6.15% Notes due May 15, 2016	USD 18,636,000	12557WMZ1	$700	3.25993
6.10% Notes due June 15, 2016	USD 15,478,000	12557WNC1	$700	3.25993
6.10% Notes due June 15, 2016	USD 17,660,000	12557WNF4	$700	3.25993
6.20% Notes due August 15, 2016	USD 37,135,000	12557WNJ6	$700	3.25993
6.13% Notes due August 15, 2016	USD 36,401,000	12557WNN7	$700	3.25993
5.85% Notes due September 15, 2016	USD 391,533,000	125581CS5	$700	3.25993
6.05% Notes due September 15, 2016	USD 31,772,000	12557WNS6	$700	3.25993
5.95% Notes due September 15, 2016	USD 11,219,000	12557WNW7	$700	3.25993
4.65% Notes due September 19, 2016	EUR 474,000,000	XS0268133799	$700	3.25993
6.00% Notes due November 15, 2016	USD 29,155,000	12557WPA3	$700	3.25993
5.95% Notes due November 15, 2016	USD 13,264,000	12557WPE5	$700	3.25993
Floating Rate Notes due December 14, 2016	USD 34,452,000	12560PDK4	$700	3.25993
5.80% Notes due December 15, 2016	USD 35,842,000	12557WPJ4	$700	3.25993
5.65% Notes due December 15, 2016	USD 8,701,000	12557WPN5	$700	3.25993
5.70% Notes due December 15, 2016	USD 9,571,000	12557WPS4	$700	3.25993
5.70% Notes due December 15, 2016	USD 9,817,000	12557WPW5	$700	3.25993
5.50% Notes due December 20, 2016	GBP 367,400,000	XS0278525992	$700	3.25993
5.65% Notes due February 13, 2017	USD 548,087,000	125577AY2	$700	3.25993
5.85% Notes due February 15, 2017	USD 7,724,000	12557WQA2	$700	3.25993
5.95% Notes due February 15, 2017	USD 11,074,000	12557WQE4	$700	3.25993
5.85% Notes due February 15, 2017	USD 6,471,000	12557WQJ3	$700	3.25993
5.80% Notes due February 15, 2017	USD 7,792,000	12557WQN4	$700	3.25993
Floating Rate Notes due March 15, 2017	USD 50,000,000	12560PDR9	$700	3.25993
5.75% Notes due March 15, 2017	USD 6,741,000	12557WQS3	$700	3.25993
5.75% Notes due March 15, 2017	USD 13,498,000	12557WQW4	$700	3.25993
5.70% Notes due March 15, 2017	USD 9,533,000	12557WRA1	$700	3.25993
5.65% Notes due March 15, 2017	USD 5,935,000	12557WRE3	$700	3.25993
5.75% Notes due March 15, 2017	USD 10,298,000	12557WRJ2	$700	3.25993
5.75% Notes due May 15, 2017	USD 2,708,000	12557WRL7	$700	3.25993
5.80% Notes due May 15, 2017	USD 3,779,000	12557WRN3	$700	3.25993
5.80% Notes due May 15, 2017	USD 5,038,000	12557WRQ6	$700	3.25993
6.00% Notes due June 15, 2017	USD 23,842,000	12557WRS2	$700	3.25993
6.00% Notes due June 15, 2017	USD 8,205,000	12557WRV5	$700	3.25993
6.10% Notes due June 15, 2017	USD 6,648,000	12557WRY9	$700	3.25993

			Consideration per US$1,000
			Principal Amount of
			Old Notes Tendered
				Number of
			Principal	Shares of
			Amount	New Preferred
	Outstanding Principal		of New Notes	Stock
Title of Old Notes to be Tendered	Amount	CUSIP/ISIN	to be Issued	to be Issued(1)

6.25% Notes due June 15, 2017	USD 10,535,000	12557WSB8	$700	3.25993
6.25% Notes due August 15, 2017	USD 1,190,000	12557WA35	$700	3.25993
6.25% Notes due November 15, 2017	USD 8,958,000	12557WB42	$700	3.25993
6.25% Notes due November 15, 2017	USD 11,778,000	12557WB75	$700	3.25993
6.25% Notes due November 15, 2017	USD 6,339,000	12557WC25	$700	3.25993
6.40% Notes due November 15, 2017	USD 3,404,000	12557WC58	$700	3.25993
6.50% Notes due November 15, 2017	USD 2,197,000	12557WC90	$700	3.25993
10-Year Forward Rate Bias Notes due December 11, 2017	USD 500,000,000	N/A	$700	3.25993
6.50% Notes due December 15, 2017	USD 556,000	12557WSG7	$700	3.25993
7.50% Notes due December 15, 2017	USD 24,275,000	12557WSL6	$700	3.25993
7.75% Notes due December 15, 2017	USD 14,936,000	12557WSP7	$700	3.25993
7.80% Notes due December 15, 2017	USD 8,731,000	12557WST9	$700	3.25993
5.80% Senior Notes due October 1, 2036	USD 316,015,000	12560PFP1	$700	3.25993
12.00% Subordinated Notes due December 18, 2018	USD 1,117,448,000	125581FS2	$0	4.07492
12.00% Subordinated Notes due December 18, 2018	USD 31,559,000	U17186AF1	$0	4.07492
6.10% Junior Subordinated Notes due March 15, 2067	USD 750,000,000	125577AX4	$0	2.03746

(1)	The New Preferred Stock will have a liquidation preference per share of $1,300 and be entitled to 87.5 votes per share on all matters presented to the Corporation’s stockholders for a vote. Assuming the exchange of 100% of the Old Notes for the New Notes and the New Preferred Stock, the New Preferred Stock issued will consist of approximately 70.0 million shares having an aggregate liquidation preference of approximately $91 billion and representing approximately 94.0% of the aggregate voting power of the Corporation’s capital stock generally entitled to vote on matters presented to the Corporation’s stockholders.

Delaware Funding Outstanding Notes

			Consideration per
			US$1,000 Principal
			Amount of
			Old Notes Tendered
				Number of
			Principal	Shares of
			Amount	New Preferred
	Outstanding Principal		of New Notes	Stock
Title of Old Notes to be Tendered	Amount	CUSIP/ISIN	to be Issued	to be Issued

4.65% Notes due July 1, 2010	USD 1,000,000,000	125568AA3/125568AB1	$1,000	0
5.60% Notes due November 2, 2011	USD 487,000,000	125568AE5	$1,000	0
5.20% Notes due June 1, 2015	USD 657,408,000	125568AC9/125568AD7	$1,000	0
The terms of the Exchange Offers are contained in the Offering Memorandum and in related documents incorporated by reference herein as Exhibit T3E.1, T3E.2 and T3E.3.
     The Corporation is offering the Series A Notes and/or the New Preferred Stock for exchange with its existing security holders exclusively and solely for outstanding securities of the Corporation. Delaware Funding is offering the Series B Notes for exchange with its existing security holders exclusively and solely for outstanding securities of Delaware Funding. In addition, the Old Notes that will receive New Notes in the Exchange Offer are guaranteed by the same guarantors as the New Notes. Accordingly, the Exchange Offers are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Corporation or Delaware Funding or by or through an underwriter at or about the same time as the Exchange Offers for which the exemption is claimed. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offering Memorandum and related documents and the engagement of Financial Balloting Group LLC as Exchange Agent and Voting Agent and D.F. King & Co. as Information Agent for the Exchange Offers. No holder of the outstanding securities has made or will be requested to make any cash payment to the Corporation or Delaware Funding in connection with the Exchange Offers.

AFFILIATIONS
3. Affiliates.
     The following is a list of entities that may be deemed affiliates of the Corporation and Delaware Funding as of the date of this Application. The voting securities of each of these entities are owned 100% by its immediate parent unless otherwise indicated. Where an immediate parent owns less than 100% of the stock of its subsidiary, the remainder of the stock is owned by unaffiliated third parties, unless otherwise indicated.

Jurisdiction of
Name of Company	Organization
1143986 Ontario Limited (67)	Can-Ont
1243029 Ontario Inc. (67)	Can-Ont
1244771 Ontario Limited (86)	Can-Ont
1309673 Ontario Limited (69)	Can-Ont
1641964 Ontario Limited (67)	Can-Ont
3068234 Canada Inc. (71)	Canada
3918041 Canada Inc. (67)	Canada
505 CLO I Ltd. (25)	Cayman Islands
505 CLO II Ltd. (25)	Cayman Islands
505 CLO III Ltd. (25)	Cayman Islands
505 CLO IV Ltd. (25)	Cayman Islands
544211 Alberta Ltd. (67)	Can-Alb
555565 Alberta Ltd. (67)	Can-Alb
555566 Alberta Ltd. (67)	Can-Alb
991102 Alberta Ltd. (67)	Can-Alb
991122 Alberta Ltd. (81)	Can-Alb
Adams Capital Limited (75)	Barbados
Aireal Technologies of Harrisburg, LLC (105)	U.S.-DE
AlphaGen Power LLC (33)	U.S.-DE
Arrendadora Capita Corporation, S.A. de C.V. (93)	Mexico
ATMOR Properties Inc. (102)	U.S.-DE
Avion Capital Limited (62)	Ireland
Baffin Shipping Co., Inc. (20)	U.S.-DE
Balfour Capital Inc. (77)	Canada
Banco Commercial Investment Trust do Brasil S.A. — Banco Múltiplo (89)	Brazil
Barrow Capital Limited (75)	Barbados
Broad River OL-1 LLC (114)	U.S.-DE
Broad River OL-2 LLC (117)	U.S.-DE
Broad River OL-3 LLC (120)	U.S.-DE
Broad River OL-4 LLC (123)	U.S.-DE
BRSP, LLC (105)	U.S.-DE
BRT Colt LLC (105)	U.S.-DE
Bunga Bebaru, Ltd. (20)	Bermuda
C.I.T. Foreign Sales Corporation One, Ltd. (37)	Barbados
C.I.T. Leasing Corporation (23)	U.S.-DE
Canadian Income Partners I LP (78)	Can-Alb
Canadian Income Partners II LP (79)	Can-Alb
Canadian Income Partners III LP (80)	Can-Alb
Capita Canadian Trust (1)	Canada
Capita Colombia Holdings Corp. (89)	U.S.-DE

Jurisdiction of
Name of Company	Organization
Capita Corporation (83)	U.S.-DE
Capita Funding de Mexico, S.A. de C.V. (93)	Mexico
Capita International L.L.C. (89)	U.S.-DE
Capita Preferred Trust (1)	U.S.-DE
Capita Premium Corporation (89)	U.S.-DE
Capita Servicios S.A. de C.V. (94)	Mexico
Capital Partners Fund I (68)	Can-Ont
Capital Syndication Corporation (89)	U.S.-DE
CCG Trust Corporation (76)	Barbados
Centennial Aviation (Bermuda), Ltd. I (39)	Bermuda
Centennial Aviation (France) 1, Sarl (39)	France
Centennial Aviation (France) 2, Sarl (39)	France
Centennial Aviation (Ireland) 1, Limited (46)	Ireland
Centennial Aviation (Ireland) 6, Limited (46)	Ireland
Centennial Aviation (Ireland) 7, Ltd. (46)	Ireland
CFHE Funding Company LLC (11)	U.S.-DE
Chessman S.a.r.l. (1)	Luxembourg
CIT (France) S.A. (50)	France
CIT (France) SAS (51)	France
CIT (PL) Limited (58)	U.K.
CIT (UK) Unit Investment Holdings LLC (105)	U.S.-DE
CIT Aerospace (Australia) Pty Ltd. (52)	Australia
CIT Aerospace Asia Pte Ltd. (46)	Singapore
CIT Aerospace International (45)	Ireland
CIT Aerospace International (Aruba) A.V.V. (46)	Aruba
CIT Aerospace International (Australia) Pty Ltd. (46)	Australia
CIT Aerospace International Leasing II (46)	Ireland
CIT Aerospace Sweden AB (46)	Sweden
CIT Aerospace, Belgium Sprl (46)	Belgium
CIT Asset Finance (UK) Limited (57)	U.K.
CIT Asset Management LLC (103)	U.S.-DE
CIT Aviation Finance I (France) Sarl (47)	France
CIT Aviation Finance I (Ireland) Limited (47)	Ireland
CIT Aviation Finance I (UK) Ltd. (47)	U.K.
CIT Aviation Finance I Ltd. (44)	Bermuda
CIT Aviation Finance II (France) Sarl (48)	France
CIT Aviation Finance II (Ireland) Limited (48)	Ireland
CIT Aviation Finance II (UK) Ltd. (48)	U.K.
CIT Aviation Finance II Ltd. (44)	Bermuda
CIT Aviation Note Purchasing Ltd. (43)	Bermuda
CIT Bank (1)	U.S.-UT
CIT Bank Limited (9)	U.K.
CIT Blue Water Haas Drive, LLC (102)	U.S.-MI
CIT Brisk Winds Aircraft Leasing, Limited (63)	Ireland
CIT Broad River LLC (105)	U.S.-DE
CIT Business Credit Canada Inc. (67)	Canada
CIT Canada Equip REC Trust (1)	Canada
CIT Canada Funding ULC (67)	Can-Alb
CIT Canadian Funding Trust (1)	Canada
CIT Capita Colombia S.A Compañía de Financiamiento Comercial (93)	Colombia
CIT Capital Aviation (UK) Limited (46)	U.K.
CIT Capital Finance (Ireland) Limited (39)	Ireland
CIT Capital Finance (UK) Limited (55)	U.K.
CIT Capital Funding Inc. (20)	U.S.-DE

Jurisdiction of
Name of Company	Organization
CIT Capital Securities LLC (105)	U.S.-DE
CIT Capital Trust I (1)	U.S.-DE
CIT Capital USA Inc. (83)	U.S.-DE
CIT Cayman Blue Lagoon Leasing, Ltd. (37)	Cayman Island
CIT Cayman Coconut Palm Leasing, Ltd. (16)	Cayman Island
CIT Cayman Sandy Keys Leasing, Ltd. (46)	Cayman Island
CIT China 12, Inc. (20)	U.S.-DE
CIT China 13, Inc. (20)	U.S.-DE
CIT China 2, Inc. (20)	U.S.-DE
CIT China 3, Inc. (20)	U.S.-DE
CIT China 6, Inc. (20)	U.S.-DE
CIT China 7, Inc. (20)	U.S.-DE
CIT CLO Holding Corporation (1)	U.S.-DE
CIT CLO Holdings II, Ltd. (20)	Cayman Islands
CIT CLO Holdings, Ltd. (20)	Cayman Islands
CIT Commercial (UK) Limited (57)	U.K.
CIT Commercial Real Estate Brokerage LLC (105)	U.S.-DE
CIT Commercial Services (Europe) GmbH (60)	Germany
CIT Commercial Services-Pan Pacific, Ltd. (20)	U.S.-DE
CIT Communications Finance Corporation (89)	U.S.-DE
CIT CRE LLC (39)	U.S.-DE
CIT Credit Finance Corp. (20)	U.S.-DE
CIT Credit Group USA Inc. (64)	U.S.-DE
CIT Credit Pty Limited (52)	Australia
CIT DCC Inc. (83)	U.S.-DE
CIT Destin White Sands Aircraft Leasing, Inc. (38)	U.S.-DE
CIT DFS Inc. (83)	U.S.-DE
CIT DPA Trust II (1)	U.S.-DE
CIT Education Loan Trust 2005-1 (4)	U.S.-DE
CIT Education Loan Trust 2007-1 (4)	U.S.-DE
CIT Education Loan Trust 2008-BBC (6)	U.S.-DE
CIT Education Loan Trust 2009-1 (8)	U.S.-DE
CIT Emerald Isle Leasing, Limited (62)	Ireland
CIT Equipment Finance (UK) Limited (57)	U.K.
CIT Equipment Trust VFC Series II (1)	U.S.-DE
CIT Equipment Trust VFC Series III (1)	U.S.-DE
CIT Equipment Trust VFC Series V (99)	U.S.-DE
CIT Finance & Leasing Corporation (89)	China (PRC)
CIT Finance No. 1 (Ireland) Limited (62)	Ireland
CIT Finance No. 2 (Ireland) Limited (62)	Ireland
CIT Financial (Alberta) ULC (67)	Can-Alb
CIT Financial (Barbados) Srl (65)	Barbados
CIT Financial (Bermuda) Limited (1)	Bermuda
CIT Financial (Hong Kong) Limited (1)	Hong Kong
CIT Financial (Korea) Ltd. (50)	Korea
CIT Financial de Puerto Rico, Inc. (89)	Puerto Rico
CIT Financial II (Barbados) Srl (64)	Barbados
CIT Financial Ltd. (66)	Can-Ont
CIT Financial Ltd. of Puerto Rico (91)	U.S.-DE
CIT Financial USA, Inc. (89)	U.S.-DE
CIT FSC Eight, Ltd. (39)	Bermuda
CIT FSC Eighteen, Ltd. (20)	Bermuda
CIT FSC Four, Ltd. (37)	Bermuda
CIT FSC Nine, Ltd. (37)	Bermuda

Jurisdiction of
Name of Company	Organization
CIT FSC Nineteen, Ltd. (20)	Bermuda
CIT FSC Six, Ltd. (39)	Bermuda
CIT FSC Sixteen, Ltd. (20)	Bermuda
CIT FSC Ten, Ltd. (37)	Bermuda
CIT FSC Thirty, Ltd. (37)	Bermuda
CIT FSC Three, Ltd. (37)	Bermuda
CIT FSC Twelve, Ltd. (20)	Bermuda
CIT FSC Twenty, Ltd. (39)	Bermuda
CIT FSC Twenty-Eight, Ltd. (37)	Bermuda
CIT FSC Twenty-Five, Ltd. (37)	Bermuda
CIT FSC Twenty-Four, Ltd. (37)	Bermuda
CIT FSC Twenty-Nine, Ltd. (37)	Bermuda
CIT FSC Twenty-One, Ltd. (37)	Bermuda
CIT FSC Twenty-Seven, Ltd. (37)	Bermuda
CIT FSC Twenty-Six, Ltd. (37)	Bermuda
CIT FSC Twenty-Three, Ltd. (37)	Bermuda
CIT FSC Twenty-Two, Ltd. (37)	Bermuda
CIT FSC Two, Ltd. (37)	Bermuda
CIT Funding (Barbados) Srl (45)	Barbados
CIT Funding (Ireland) Limited	Ireland
CIT Funding (Nederland) B.V. (45)	Netherlands
CIT Funding Company II, LLC (97)	U.S.-DE
CIT Funding Company III, LLC (97)	U.S.-DE
CIT Funding Company IV, LLC (95)	U.S.-DE
CIT Funding Company V, LLC (97)	U.S.-DE
CIT Funding Company VI, LLC (20)	U.S.-DE
CIT Funding Company VII, LLC (20)	U.S.-DE
CIT Funding Company VIII, LLC (97)	U.S.-DE
CIT Funding Company, LLC (97)	U.S.-DE
CIT Funding Pty Limited (52)	Australia
CIT Funds LLC (105)	U.S.-DE
CIT Global Vendor Services S.A. (92)	Colombia
CIT Group (Australia) Limited (50)	Australia
CIT Group (Austria) GmbH (50)	Austria
CIT Group (Belgium) NV (50)	Belgium
CIT Group (Germany) GmbH (14)	Germany
CIT Group (Hungary) Ltd. (1)	Hungary
CIT Group (Nederland) B.V. (54)	Netherlands
CIT Group (New Zealand) Limited (1)	New Zealand
CIT Group (NFL) Limited (55)	U.K.
CIT Group (NJ) LLC (1)	U.S.-DE
CIT Group (Nordic) AB (50)	Sweden
CIT Group (Portugal) — Renting, Lda. (61)	Portugal
CIT Group (Singapore) Pte Ltd. (50)	Singapore
CIT Group (Switzerland) AG (50)	Switzerland
CIT Group (Taiwan) Limited (1)	Taiwan
CIT Group (UK) Funding Public Limited Company (55)	U.K.
CIT Group (UK) Limited (55)	U.K.
CIT Group (UK) Property Limited (55)	U.K.
CIT Group (UK) Services Limited (56)	U.K.
CIT Group (UK) Vendor Services Limited (55)	U.K.
CIT Group Beteiligungs (Germany) AG (50)	Germany
CIT Group Capital Finance (Singapore) Pte Ltd. (39)	Singapore
CIT Group Finance (Ireland) (18)	Ireland

Jurisdiction of
Name of Company	Organization
CIT Group Financial (Ireland) Limited (19)	Ireland
CIT Group Funding Company of Delaware LLC (39)	U.S.-DE
CIT Group Holding (Germany) GmbH (54)	Germany
CIT Group Holdings (UK) Limited (54)	U.K.
CIT Group Holdings BV (50)	Netherlands
CIT Group Italy S.p.A. (54)	Italy
CIT Group Location (France) SAS (54)	France
CIT Group Securities (Canada) Inc. (70)	Can-Ont
CIT Group SF Holding Co., Inc. (1)	U.S.-DE
CIT Healthcare LLC (20)	U.S.-DE
CIT Holdings (Barbados) Srl (64)	Barbados
CIT Holdings (Ireland) Limited (50)	Ireland
CIT Holdings (No. 2) Ireland (1)	Ireland
CIT Holdings B.V. (49)	Netherlands
CIT Holdings Canada ULC (43)	Can-Alb
CIT Holdings, LLC (39)	U.S.-DE
CIT Home Lending Securitization Company, LLC (11)	U.S.-DE
CIT Industrial Finance (UK) Limited (58)	U.K.
CIT Industrie Bank (Germany) GmbH (9)	Germany
CIT Industrie Leasing (Germany) GmbH (10)	Germany
CIT Insurance Agency, Inc. (1)	U.S.-DE
CIT International (Malaysia) Sdn. Bhd. (59)	Malaysia
CIT Lease Holdings Limited (55)	U.K.
CIT Leasing (Bermuda) Ltd. (46)	Bermuda
CIT Leasing (Germany) GmbH (60)	Germany
CIT Leasing Chile Ltda. (89)	Chile
CIT Leasing De Argentina Srl (90)	Argentina
CIT Lending Services Corporation (89)	U.S.-DE
CIT Lending Services Corporation (Illinois) (20)	U.S.-DE
CIT Loan Corporation (1)	U.S.-DE
CIT Lodi LLC (105)	U.S.-DE
CIT Luxembourg Cobblestone Leasing S.a.r.l. (14)	Luxembourg
CIT Luxembourg S.a.r.l. (15)	Luxembourg
CIT Malaysia One, Inc. (46)	Malaysia (Labuan)
CIT Malaysia Two, Inc. (39)	Malaysia (Labuan)
CIT Marquis Williamsburg RE Holding LLC (102)	U.S.-DE
CIT Mezzanine Partners of Canada Limited (67)	Canada
CIT Middle Market Funding Company, LLC (113)	U.S.-DE
CIT Middle Market Holdings, LLC (102)	U.S.-DE
CIT Middle Market Loan Partnership Trust I (trust) (27)	U.S.-DE
CIT Middle Market Loan Partnership Trust II (trust) (26)	U.S.-DE
CIT Middle Market Loan Partnership Trust III (trust) (28)	U.S.-DE
CIT Middle Market Loan Trust I (trust) (30)	U.S.-DE
CIT Middle Market Loan Trust II (trust) (29)	U.S.-DE
CIT Middle Market Loan Trust III (trust) (31)	U.S.-DE
CIT Millbury Inc. (105)	U.S.-DE
CIT Peakers LLC (91)	U.S.-DE
CIT Programme Management (UK) Limited (58)	U.K.
CIT Project Finance CBO I, LLC (107)	U.S.-DE
CIT Project Finance Manager, L.L.C. (105)	U.S.-DE
CIT Project Finance, L.L.C. (106)	U.S.-DE
CIT Rail Leasing Trust I (1)	U.S.-DE
CIT Real Estate Holding Corporation (20)	U.S.-DE
CIT Realty LLC (20)	U.S.-DE

Jurisdiction of
Name of Company	Organization
CIT SBL 2008-1, Ltd. (100)	Cayman Islands
CIT SBL Holdings, Ltd. (89)	Cayman Islands
CIT SBL Property Holdings Corporation (101)	U.S.-DE
CIT SLX Issuer Holdings, Ltd. (7)	Cayman Islands
CIT SLX Residual Holdings, Ltd. (6)	Cayman Islands
CIT Small Business Lending Corporation (89)	U.S.-DE
CIT Small Business Loan Trust 2008-1 (trust) (101)	U.S.-DE
CIT Subordinated Debt Fund (II) Limited (82)	Canada
CIT Subordinated Debt Fund (III) Limited (82)	Canada
CIT Technologies Corporation (102)	U.S.-MI
CIT Technology Finance (Germany) GmbH (58)	Germany
CIT Technology Financing Services I LLC (103)	U.S.-DE
CIT Technology Financing Services II LLC (103)	U.S.-DE
CIT Technology Financing Services, Inc. (102)	U.S.-MA
CIT Transportation Holdings B.V. (42)	Netherlands
CIT Vendor Finance (UK) Limited (55)	U.K.
CIT Vendor Finance Japan K.K. (1)	Japan
CIT Vendor Finance Trust 2009 (97)	U.S.-DE
CLM VII LLC (105)	U.S.-DE
CLM VIII LLC (105)	U.S.-DE
CMS Funding Company LLC (37)	U.S.-DE
Corporacion Financiera Atlas, S.A. (24)	Mexico
Cummins Capital Limited (75)	Barbados
Dell Financial Services Canada Limited (67)	Can-Ont
Durham Capital Limited (75)	Barbados
Edgeview Partners LLC (20)	U.S.-NC
Education Fund RSC IV (1)	U.S.
Education Funding Capital I, LLC (3)	U.S.-DE
Education Funding Capital Trust — II (4)	U.S.-DE
Education Funding Capital Trust — III (4)	U.S.-DE
Education Funding Capital Trust — IV (4)	U.S.-DE
Education Funding Resources II, LLC (3)	U.S.-DE
Education Funding Resources III, LLC (6)	U.S.-DE
Education Funding Resources, LLC (5)	U.S.-DE
Education Lending Services, Inc. (2)	U.S.-DE
Education Loan Servicing Corporation (2)	U.S.-DE
Emerald Funding (Netherlands) C.V. (41)	Netherlands
Emerald Funding (No. 2) C.V. (41)	Netherlands
Emerald Funding (No. 3) C.V. (41)	Netherlands
Emerald Holdings C.V. (40)	Netherlands
Equipment Acceptance Corporation (12)	U.S.-DE
Equipment Protection Services (Europe) Limited (1)	Ireland
Equipment Rental Billing Services Pty Ltd. (52)	Australia
ERF Leasing Limited (56)	U.K.
Erie Capital Limited (75)	Barbados
Essex Capital Limited (75)	Barbados
FH Transaction Corp. (36)	U.S.-DE
Flex Asset Management Corporation (34)	U.S.-DE
Flex Holdings, LLC (35)	U.S.-DE
Flex Leasing Corporation (20)	U.S.-DE
Flex Leasing I, LLC (36)	U.S.-DE
Flex Leasing II, LLC (34)	U.S.-DE
Flex Mexico Corp. (34)	U.S.-DE
Flugzeug Limited (19)	Ireland

Jurisdiction of
Name of Company	Organization
Franchise Portfolio 1, Inc. (20)	U.S.-DE
Franchise Portfolio 2, Inc. (20)	U.S.-DE
Frontenac Capital Limited (75)	Barbados
GFSC Aircraft Acquisition Financing Corporation (1)	U.S.-DE
Graybar Financial Services, LLC (104)	U.S.-DE
Grey Capital Limited (75)	Barbados
Groupe Financier Laplante (1997) Inc. (71)	Canada
Hastings Transition Company, Inc. (102)	U.S.-DE
Highlands Insurance Company Limited (96)	Barbados
HNZF Pty Limited (17)	New Zealand
Hudson Shipping Co., Inc. (1)	U.S.-DE
Hunter Leasing Limited (52)	Australia
Image Financial Services Inc. (72)	Canada
Ironbridge Capital Limited (75)	Barbados
Jam Funding Corp. (97)	U.S.-DE
Memphis Peaking Power LLC (105)	U.S.-DE
Millenium Leasing Company I, LLC (105)	U.S.-DE
Millennium Leasing Company II LLC (112)	U.S.-DE
Montana OL1 LLC (109)	U.S.-DE
Montana OP1 LLC (108)	U.S.-DE
Montana OPCM1A LLC (105)	U.S.-DE
Montana OPCM1B LLC (105)	U.S.-DE
MultiGen LLC (32)	U.S.-DE
Namekeepers LLC (20)	U.S.-DE
NCT Capital Inc. (83)	U.S.-DE
NCT Receivables LLC (102)	U.S.-DE
New Broad River, LLC (110)	U.S.-DE
New Creditcorp SPC LLC (88)	U.S.-DE
Newcourt Common Holdings LLC (105)	U.S.-DE
Newcourt Financial (Australia) Pty Limited (53)	Australia
Newcourt Financial CIS, LLC (1)	Russia
Newcourt Financial España S.A. (54)	Spain
Newcourt Financial Polska Sp. zo.o (1)	Poland
Nobrega Gas Storage LLC (87)	U.S.-DE
North American Exchange, Inc. (1)	U.S.-DE
North Romeo Storage Corporation (83)	U.S.-DE
Owner-Operator Finance Company (97)	U.S.-DE
Pasadena Owner Participant LP (85)	U.S.-DE
RockGen OL-1 LLC (115)	U.S.-DE
RockGen OL-2 LLC (118)	U.S.-DE
RockGen OL-3 LLC (121)	U.S.-DE
RockGen OL-4 LLC (124)	U.S.-DE
SBR OP-1, LLC (105)	U.S.-DE
SBR OP-2, LLC (105)	U.S.-DE
SBR OP-3, LLC (105)	U.S.-DE
SBR OP-4, LLC (105)	U.S.-DE
SE Holdco Inc. (67)	Can-Ont
Snap-On Credit LLC (84)	U.S.-DE
South Point OL-1 LLC (116)	U.S.-DE
South Point OL-2 LLC (119)	U.S.-DE
South Point OL-3 LLC (122)	U.S.-DE
South Point OL-4 LLC (125)	U.S.-DE
Sovereign AC, LLC (98)	U.S.-DE
Sovereign ACII, LLC (98)	U.S.-DE

Jurisdiction of
Name of Company	Organization
Sovereign BP, LLC (98)	U.S.-DE
Sovereign BW, LLC (98)	U.S.-DE
Sovereign FT, LLC (98)	U.S.-DE
Sovereign JCS, LLC (98)	U.S.-DE
Sovereign JCSII, LLC (98)	U.S.-DE
Sovereign JO, LLC (98)	U.S.-DE
Sovereign LS, LLC (98)	U.S.-DE
Sovereign LSII, LLC (98)	U.S.-DE
Sovereign LSIII, LLC (98)	U.S.-DE
Sovereign SP, LLC (98)	U.S.-DE
Sovereign Ventures NNN, LLC (22)	U.S.-DE
Sovereign WW, LLC (98)	U.S.-DE
Sovereign WWII, LLC (98)	U.S.-DE
Student Loan Xpress Foundation (2)	U.S.-OH
Student Loan Xpress, Inc. (1)	U.S.-DE
SW Holding Corp. (105)	U.S.-DE
TCC Attala OL LLC (126)	U.S.-DE
TCC Attala OP LLC (105)	U.S.-DE
The Capita Corporation de Mexico S.A. de C.V., SOFOM, E.N.R. (93)	Mexico
The Capita Corporation do Brasil Ltda. (89)	Brazil
The CIT GP Corporation (1)	U.S.-IL
The CIT GP Corporation II (1)	U.S.-DE
The CIT GP Corporation III (1)	U.S.-DE
The CIT GP Corporation V (1)	U.S.-DE
The CIT Group Securitization Corporation (1)	U.S.-DE
The CIT Group Securitization Corporation II (1)	U.S.-DE
The CIT Group Securitization Corporation III (1)	U.S.-DE
The CIT Group Securitization Corporation IV (1)	U.S.-DE
The CIT Group/BC Securities Investment, Inc. (21)	U.S.-NJ
The CIT Group/Business Credit, Inc. (20)	U.S.-NY
The CIT Group/Capital Finance, Inc. (1)	U.S.-DE
The CIT Group/Capital Transportation, Inc. (37)	U.S.-DE
The CIT Group/CmS Securities Investment, Inc. (37)	U.S.-NJ
The CIT Group/Commercial Services (Asia), Limited (1)	Hong Kong
The CIT Group/Commercial Services, Inc. (20)	U.S.-NY
The CIT Group/Commercial Services, Inc. (Va.) (37)	U.S.-DE
The CIT Group/Consumer Finance, Inc.(NY) (1)	U.S.-NY
The CIT Group/Consumer Finance, Inc.(TN) (1)	U.S.-DE
The CIT Group/Corporate Aviation, Inc. (20)	U.S.-DE
The CIT Group/Equipment Financing, Inc. (1)	U.S.-DE
The CIT Group/Equity Investments, Inc. (1)	U.S.-NJ
The CIT Group/Factoring One, Inc. (37)	U.S.-NY
The CIT Group/FM Securities Investment, Inc. (1)	U.S.-NJ
The CIT Group/LsC Securities Investment, Inc. (39)	U.S.-NJ
The CIT Group/Securities Investment, Inc. (20)	U.S.-DE
The CIT Group/Venture Capital, Inc. (13)	U.S.-NJ
The Equipment Insurance Company (89)	U.S.-VT
Torontosudden Limited (67)	U.K.
Waste to Energy II LLC (111)	U.S.-DE
Wellington Capital Corporation (74)	Barbados
Western Star Finance, Inc. (83)	U.S.-DE
Worrell Capital Limited (67)	Barbados
Xerox Leasing de Mexico S.R.L. de C.V. (73)	Mexico

(1)	Owned by CIT Group Inc.

(2)	Owned by Student Loan Xpress, Inc.

(3)	Owned by Education Lending Services, Inc.

(4)	Owned by Education Funding Capital I, LLC

(5)	Owned by CIT Bank

(6)	Owned by Education Funding Resources, LLC

(7)	Owned by CIT SLX Residual Holdings, Ltd.

(8)	Owned by CIT SLX Issuer Holdings, Ltd.

(9)	Owned by CIT Group SF Holding Co., Inc.

(10)	Owned by CIT Industrie Bank (Germany) GmbH

(11)	Owned by CIT Loan Corporation

(12)	Owned by The CIT Group/Capital Finance, Inc.

(13)	Owned by The CIT Group/Equity Investments, Inc.

(14)	Owned by Chessman S.a.r.l.

(15)	Joint venture that is 33% owned by Chessman S.a.r.l.

(16)	Owned by CIT Luxembourg Cobblestone Leasing S.a.r.l.

(17)	Owned by CIT Group (New Zealand) Limited

(18)	Owned by CIT Holdings (No. 2) Ireland

(19)	Owned by CIT Group Finance (Ireland)

(20)	Owned by The CIT Group/Equipment Financing, Inc.

(21)	Owned by The CIT Group/Business Credit, Inc.

(22)	Joint venture that is 75% owned by The CIT Group/Equipment Financing, Inc. and managed by Sovereign

(23)	Owned 49% by The CIT Group/Equipment Financing, Inc. and 51% by The CIT Group/Commercial Services, Inc.

(24)	Joint venture that is 30% owned by The CIT Group/Equipment Financing, Inc.

(25)	100% preferred shares owned by CIT CLO Holdings, Ltd. and 100% common shares held by Cayman charity

(26)	Owned 99.97% by 505 CLO IV Ltd. and 0.03% by CIT CLO Holdings, Ltd.

(27)	Owned 99.97% by 505 CLO III Ltd. and 0.03% by CIT CLO Holdings, Ltd.

(28)	Owned 99.97% by 505 CLO II Ltd. and 0.03% by CIT CLO Holdings, Ltd.

(29)	Owned by CIT Middle Market Loan Partnership Trust II

(30)	Owned by CIT Middle Market Loan Partnership Trust I

(31)	Owned by CIT Middle Market Loan Partnership Trust III

(32)	Owned by CIT Capital Funding Inc.

(33)	Owned by MultiGen LLC

(34)	Owned by Flex Leasing Corporation

(35)	72.3% owned by Flex Leasing Corporation

(36)	Owned by Flex Holdings, LLC

(37)	Owned by The CIT Group/Commercial Services, Inc.

(38)	Owned by CIT Cayman Blue Lagoon Leasing, Ltd.

(39)	Owned by C.I.T. Leasing Corporation

(40)	99% partnership interest owned by C.I.T. Leasing Corporation

(41)	99% partnership interest owned by Emerald Holdings C.V.

(42)	100% beneficial interest owned by Emerald Funding (No. 3) C.V. Legal title held by C.I.T. Leasing Corporation

(43)	Owned by CIT Transportation Holdings B.V.

(44)	10% owned by CIT Transportation Holdings B.V.

(45)	Owned by CIT Holdings Canada ULC

(46)	Owned by CIT Aerospace International

(47)	Owned by CIT Aviation Finance I Ltd.

(48)	Owned by CIT Aviation Finance II Ltd.

(49)	100% beneficial interest owned by Emerald Funding (Netherlands) C.V. Legal title held by C.I.T.

Leasing Corporation

(50)	Owned by CIT Holdings B.V.

(51)	Owned by CIT (France) S.A.

(52)	Owned by CIT Group (Australia) Limited

(53)	Owned by Hunter Leasing Limited

(54)	Owned by CIT Group Holdings BV.

(55)	Owned by CIT Group Holdings (UK) Limited

(56)	Owned by CIT Group (UK) Limited

(57)	Owned by CIT Vendor Finance (UK) Limited

(58)	Owned by CIT Equipment Finance (UK) Limited

(59)	Owned by CIT Group (Singapore) Pte Ltd.

(60)	Owned by CIT Group Holding (Germany) GmbH

(61)	Owned by CIT Group (Nederland) B.V.

(62)	Owned by CIT Holdings (Ireland) Limited

(63)	Owned by CIT Emerald Isle Leasing, Limited

(64)	Owned by CIT Holdings, LLC

(65)	Owned by CIT Holdings (Barbados) SRL

(66)	Owned by CIT Financial (Barbados) Srl

(67)	Owned by CIT Financial Ltd.

(68)	99% owned by CIT Financial Ltd. and 1% owned by the general partner of 1243029 Ontario Inc.

(69)	Owned by Capital Partners Fund I. Shares held by 1243029 Ontario Inc. on behalf of Capital Partners Fund I

(70)	63.5% owned by CIT Financial Ltd.

(71)	Joint venture that is 50% owned by CIT Financial Ltd.

(72)	50% owned by CIT Financial Ltd.

(73)	55% owned by Arrendadora Capita Corporation, S.A. de C.V.

(74)	Owned by Worrell Capital Limited

(75)	Owned by CIT Group Securities (Canada) Inc.

(76)	Owned by Adams Capital Limited

(77)	40% equity interest owned by 3918041 Canada Inc.

(78)	Owned by 544211 Alberta Ltd.

(79)	Owned by 555565 Alberta Ltd.

(80)	Owned by 555566 Alberta Ltd.

(81)	Owned by 991102 Alberta Ltd.

(82)	0.01% owned by CIT Mezzanine Partners of Canada Limited

(83)	Owned by CIT Credit Group USA Inc.

(84)	Joint venture that is 50% Owned by CIT Credit Group USA Inc.

(85)	Owned by NCT Capital Inc.

(86)	Owned by North Romeo Storage Corporation

(87)	Owned by 1244771 Ontario Limited

(88)	Owned by Snap-On Credit LLC

(89)	Owned by Capita Corporation

(90)	90% owned by Capita Corporation and 10% owned by CIT Financial USA, Inc.

(91)	Owned by CIT Communications Finance Corporation

(92)	Owned by Capita Colombia Holdings Corp.

(93)	Owned by Capita International L.L.C.

(94)	Owned by Arrendadora Capita Corporation, S.A. de C.V.

(95)	Owned by CIT Small Business Lending Corporation

(96)	Owned by The Equipment Insurance Company

(97)	Owned by CIT Financial USA, Inc.

(98)	Owned and managed by Sovereign Ventures NNN, LLC

(99)	Owned by CIT Funding Company VIII, LLC

(100)	100% preferred shares held by CIT SBL Holdings, Ltd. and 100% ordinary shares held by Cayman charity

(101)	Owned by CIT SBL 2008-1, Ltd.

(102)	Owned by CIT Lending Services Corporation

(103)	Owned by CIT Technology Financing Services, Inc.

(104)	Joint venture that is 75% owned by CIT Technology Financing Services, Inc.

(105)	Owned by CIT Capital USA Inc.

(106)	Joint venture that is 33% owned by CIT Project Finance Manager, L.L.C.

(107)	Owned by CIT Project Finance, L.L.C

(108)	Owned by Montana OPCM1A LLC

(109)	Owned by Montana OP1 LLC

(110)	Joint venture that is 50% owned by CIT Broad River LLC

(111)	Joint venture that is 50% owned by CIT Millbury Inc.

(112)	Owned by Millenium Leasing Company I, LLC

(113)	Owned by CIT Middle Market Holdings, LLC

(114)	Owned by SBR OP-1, LLC

(115)	Owned by Broad River OL-1 LLC

(116)	Owned by RockGen OL-1 LLC

(117)	Owned by SBR OP-2, LLC

(118)	Owned by Broad River OL-2 LLC

(119)	Owned by RockGen OL-2 LLC

(120)	Owned by SBR OP-3, LLC

(121)	Owned by Broad River OL-3 LLC

(122)	Owned by RockGen OL-3 LLC

(123)	Owned by SBR OP-4, LLC

(124)	Owned by Broad River OL-4 LLC

(125)	Owned by RockGen OL-4 LLC

(126)	Owned by TCC Attala OP LLC
MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
(a)	The Corporation.
     The following table lists the names and offices held by all directors and executive officers of the Corporation as of the date of this Application for Qualification (this “Application”). The mailing address for each of the individuals listed in the following table is c/o CIT Group Inc., 505 Fifth Avenue, New York, New York 10017.

Name	Office
Jeffrey M. Peek	Chairman of the Board of Directors and Chief Executive Officer
Michael A. Carpenter	Director
William M. Freeman	Director
Susan M. Lyne	Director
Marianne Miller Parrs	Director
John R. Ryan	Director
Christopher H. Shays	Director
Seymour Sternberg	Director
Peter J. Tobin	Director
Lois M. Van Deusen	Director
Usama Ashraf	Senior Vice President — Treasury, Assistant Treasurer
Michael Baresich	Executive Vice President and Global Chief Information Officer
Kathleen A. Beck	Vice President — Treasury
Kenneth A. Brause	Executive Vice President — Investor Relations
Barbara Callahan	Senior Vice President, Assistant Treasurer
Mark A. Carlson	Senior Vice President, Assistant Treasurer

Name	Office
Keith Cheses	Vice President, BSA/AML Officer
James J. Duffy	Executive Vice President — Human Resources
Umar Farooq	Executive Vice President — Corporate Strategy and Chief Sales Officer
Nancy J. Foster	Executive Vice President and Chief Risk Officer
Kelley J. Gipson	Executive Vice President — Brand Marketing and Communications
Christopher J. Grimes	Senior Vice President — Head of Enterprise Risk Management
William Hopf	Senior Vice President — Human Resources
Robert J. Ingato	Executive Vice President, General Counsel and Secretary
Nicole L. Kelsey	Senior Vice President and Chief Counsel, Corporate Development
Stephen Klimas	Senior Vice President — Investor Relations
Joseph M. Leone	Vice Chairman and Chief Financial Officer
Jonathan Macey	Senior Vice President and Acting Controller
Michael Magee	Executive Vice President — Tax
Eric S. Mandelbaum	Senior Vice President, Deputy General Counsel and Assistant Secretary
Alexander T. Mason	President and Chief Operating Officer
Jacqueline P. McCaulley	Senior Vice President and Interim Director of Internal Audit
Michael J. McConnell	Vice President — Treasury
Larraine A. Milazzo	Senior Vice President — Corporate Insurance
Deborah Reperowitz	Senior Vice President, Chief Counsel, Litigation and Preventative Law
Suzanne Ridgway	Vice President, OFAC Officer
James P. Shanahan	Senior Vice President, Chief Compliance Officer and Assistant Secretary
John P. Sirico	Vice President, Associate General Counsel and Assistant Secretary
Edward K. Sperling	Senior Vice President
Glenn A. Votek	Executive Vice President and Treasurer
(b)	Delaware Funding.
     The following table lists the names and offices held by all directors and executive officers of Delaware Funding as of the date of this Application. The mailing address for each of the individuals listed in the following table is c/o CIT Group Funding Company of Delaware LLC, 1 CIT Drive, Livingston, NJ 07039.

Name	Office
Kathleen A. Beck	Vice President — Corporate Treasury
Barbara Callahan	Senior Vice President — Corporate Treasury and Assistant Treasurer
Mark A. Carlson	Senior Vice President — Corporate Treasury and Assistant Treasurer
Robert J. Ingato	Executive Vice President and Assistant Secretary
Michael C. Magee	Executive Vice President
Eric S. Mandelbaum	Manager, Senior Vice President and Secretary
Kathleen Nassaney	Vice President
Frank Riepl	Vice President
Kathleen M. Sawka	Assistant Vice President — Corporate Treasury
Linda M. Seufert	Assistant Secretary
Glenn A. Votek	Manager, Executive Vice President — Corporate Treasury and Treasurer
5. Principal Owners of Voting Securities.
     As of September 15, 2009, no person owned 10% or more of the voting securities of the Corporation. As of the date of this Application, C.I.T. Leasing Corporation, a wholly-owned subsidiary of the Corporation, was the sole member of and owned a 100% membership interest in Delaware Funding.

UNDERWRITERS
6. Underwriters.
     (a) Attached hereto as Annex A are charts containing the name and complete mailing address of each person who, within three years prior to the date hereof, acted as an underwriter of any securities of the Corporation or Delaware Funding which are outstanding on the date hereof and the title of each class of securities underwritten.
     (b) No person is acting, or proposed to act, as principal underwriter of the New Notes proposed to be offered pursuant to the Indentures.
CAPITAL SECURITIES
7. Capitalization.
     (a) The following tables set forth information with respect to each authorized class of securities of the applicants as of August 31, 2009.
          (i) Equity Securities

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share, of the Corporation[1]	600,000,000	392,104,656
6.350% Non-Cumulative Preferred Stock, Series A, par value $0.01 per share, of the Corporation	14,000,000	14,000,000
Non-Cumulative Preferred Stock, Series B, par value $0.01 per share, of the Corporation	1,500,000	1,500,000
8.75% Non-Cumulative Preferred Stock, Series C, par value $0.01 per share, of the Corporation	11,500,000	11,500,000
Fixed Rate Cumulative Preferred Stock, Series D, par value $0.01 per share, of the Corporation [2]	2,330,000	2,330,000
Junior Participating Preferred Stock, Series E, par value $0.01 per share, of the Corporation	400	0

[1]	The Tax Benefits Preservation Plan, entered into by the Corporation on August 13, 2009, provided for a dividend distribution of one preferred share purchase right for each outstanding share of the Corporation’s common stock.

[2]	On December 31, 2008, under the U.S. Treasury’s TARP Capital Purchase Program, the Corporation issued to the U.S. Treasury 2.33 million shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series D, and a 10-year warrant to purchase up to 88.7 million shares of common stock at an initial exercise price of $3.94 per share, for aggregate proceeds of $2.33 billion. The warrant is exercisable at any time until December 31, 2018 and the number of shares of common stock underlying the warrant and the exercise price are subject to adjustment for certain dilutive events. The exercise price will be reduced by 15% of the original exercise price on each six-month anniversary of the issue date, subject to maximum reduction of 45%. If, on or prior to December 31, 2009, the Corporation receives aggregate gross cash proceeds of at least $ 2.33 billion from sales of Tier 1 qualifying perpetual preferred stock or common stock, the number of shares of common stock issuable upon exercise of the warrant will be reduced by one-half of the original number of shares of common stock.

Equity Units, stated amount $25.00 per unit, of the Corporation	27,600,000	7,993,787
Membership Interests in Delaware Funding	N/A	N/A
          (ii) Debt Securities of Delaware Funding

Title of Class[3]	Amount Authorized		Amount Outstanding
4.65% Notes due July 1, 2010	USD	1,000,000,000	USD	1,000,000,000
5.60% Notes due November 2, 2011	USD	487,000,000	USD	487,000,000
5.20% Notes due June 1, 2015	USD	657,408,000	USD	657,408,000
          (iii) Debt Securities of the Corporation

Title of Class[3]	Amount Authorized		Amount Outstanding
6.88% Notes due November 1, 2009	USD	300,000,000	USD	300,000,000
4.13% Notes due November 3, 2009	USD	500,000,000	USD	500,000,000
3.85% Notes due November 15, 2009	USD	1,959,000	USD	1,959,000
4.63% Notes due November 15, 2009	USD	1,349,000	USD	1,349,000
5.05% Notes due November 15, 2009	USD	2,800,000	USD	2,800,000
5.00% Notes due November 15, 2009	USD	4,217,000	USD	4,217,000
5.00% Notes due November 15, 2009	USD	5,083,000	USD	5,083,000
5.00% Notes due November 15, 2009	USD	6,146,000	USD	6,146,000
3.95% Notes due December 15, 2009	USD	3,314,000	USD	3,314,000
4.80% Notes due December 15, 2009	USD	2,073,000	USD	2,073,000
4.70% Notes due December 15, 2009	USD	285,000	USD	285,000
4.85% Notes due December 15, 2009	USD	582,000	USD	582,000
6.25% Notes due December 15, 2009	USD	63,703,000	USD	63,703,000
6.50% Notes due December 15, 2009	USD	40,994,000	USD	40,994,000
Floating Rate Notes due December 21, 2009	USD	113,000,000	USD	113,000,000
4.25% Notes due February 1, 2010	USD	750,000,000	USD	750,000,000
4.05% Notes due February 15, 2010	USD	4,172,000	USD	4,172,000
5.15% Notes due February 15, 2010	USD	1,918,000	USD	1,918,000
5.05% Notes due February 15, 2010	USD	1,497,000	USD	1,497,000
6.50% Notes due February 15, 2010	USD	58,219,000	USD	58,219,000
6.25% Notes due February 15, 2010	USD	44,138,000	USD	44,138,000
Floating Rate Notes due March 1, 2010	CHF	100,000,000	CHF	100,000,000
2.75% Notes due March 1, 2010	CHF	50,000,000	CHF	50,000,000
Floating Rate Notes due March 12, 2010	USD	1,000,000,000	USD	1,000,000,000
4.30% Notes due March 15, 2010	USD	1,822,000	USD	1,822,000
5.05% Notes due March 15, 2010	USD	4,241,000	USD	4,241,000
5.15% Notes due March 15, 2010	USD	6,375,000	USD	6,375,000
4.90% Notes due March 15, 2010	USD	297,000	USD	297,000
4.85% Notes due March 15, 2010	USD	784,000	USD	784,000
6.50% Notes due March 15, 2010	USD	33,677,000	USD	33,677,000
Floating Rate Notes due March 22, 2010	USD	150,000,000	USD	150,000,000
4.45% Notes due May 15, 2010	USD	3,980,000	USD	3,980,000

[3]	On October 1, 2009, the Corporation and Delaware Funding, as applicable, amended each of the indentures under which the Old Notes were issued to provide guarantees by all of the Corporation’s current domestic wholly-owned subsidiaries, with the exception of Delaware Funding, CIT Bank and other regulated subsidiaries, special purpose entities and immaterial subsidiaries.

Title of Class[3]	Amount Authorized		Amount Outstanding
5.25% Notes due May 15, 2010	USD	2,414,000	USD	2,414,000
5.38% Notes due June 15, 2010	GBP	300,000,000	GBP	300,000,000
4.30% Notes due June 15, 2010	USD	1,013,000	USD	1,013,000
4.35% Notes due June 15, 2010	USD	1,419,000	USD	1,419,000
5.30% Notes due June 15, 2010	USD	2,622,000	USD	2,622,000
4.60% Notes due August 15, 2010	USD	1,131,000	USD	1,131,000
5.45% Notes due August 15, 2010	USD	11,920,000	USD	11,920,000
5.50% Notes due August 15, 2010	USD	1,511,000	USD	1,511,000
4.25% Notes due September 15, 2010	USD	295,000	USD	295,000
5.25% Notes due September 15, 2010	USD	11,403,000	USD	11,403,000
5.20% Notes due November 3, 2010	USD	500,000,000	USD	500,000,000
Floating Rate Notes due November 3, 2010	USD	474,000,000	USD	474,000,000
5.05% Notes due November 15, 2010	USD	9,054,000	USD	9,054,000
5.25% Notes due November 15, 2010	USD	6,349,000	USD	6,349,000
5.25% Notes due November 15, 2010	USD	12,292,000	USD	12,292,000
5.25% Notes due November 15, 2010	USD	1,686,000	USD	1,686,000
4.75% Notes due December 15, 2010	USD	750,000,000	USD	750,000,000
5.00% Notes due December 15, 2010	USD	5,842,000	USD	5,842,000
5.05% Notes due December 15, 2010	USD	5,926,000	USD	5,926,000
4.90% Notes due December 15, 2010	USD	3,188,000	USD	3,188,000
5.25% Notes due December 15, 2010	USD	807,000	USD	807,000
6.50% Notes due December 15, 2010	USD	12,177,000	USD	12,177,000
6.50% Notes due January 15, 2011	USD	17,752,000	USD	17,752,000
4.72% Notes due February 10, 2011	CAD	400,000,000	CAD	400,000,000
5.15% Notes due February 15, 2011	USD	2,158,000	USD	2,158,000
5.15% Notes due February 15, 2011	USD	1,458,000	USD	1,458,000
6.60% Notes due February 15, 2011	USD	25,229,000	USD	25,229,000
Floating Rate Notes due February 28, 2011	GBP	70,000,000	GBP	70,000,000
5.05% Notes due March 15, 2011	USD	1,560,000	USD	1,560,000
5.00% Notes due March 15, 2011	USD	1,001,000	USD	1,001,000
4.90% Notes due March 15, 2011	USD	806,000	USD	806,000
5.00% Notes due March 15, 2011	USD	1,589,000	USD	1,589,000
6.75% Notes due March 15, 2011	USD	7,604,000	USD	7,604,000
6.50% Notes due March 15, 2011	USD	6,187,000	USD	6,187,000
5.15% Notes due April 15, 2011	USD	957,000	USD	957,000
Floating Rate Notes due April 27, 2011	USD	280,225,000	USD	280,225,000
5.60% Notes due April 27, 2011	USD	750,000,000	USD	750,000,000
5.40% Notes due May 15, 2011	USD	1,283,000	USD	1,283,000
5.35% Notes due June 15, 2011	USD	558,000	USD	558,000
Floating Rate Notes due July 28, 2011	USD	669,500,000	USD	669,500,000
5.80% Notes due July 28, 2011	USD	550,000,000	USD	550,000,000
5.35% Notes due August 15, 2011	USD	2,254,000	USD	2,254,000
5.20% Notes due September 15, 2011	USD	2,685,000	USD	2,685,000
Floating Rate Notes due September 21, 2011	GBP	40,000,000	GBP	40,000,000
4.25% Notes due September 22, 2011	EUR	750,000,000	EUR	750,000,000
5.20% Notes due November 15, 2011	USD	7,392,000	USD	7,392,000
5.25% Notes due November 15, 2011	USD	4,427,000	USD	4,427,000
5.25% Notes due November 15, 2011	USD	5,175,000	USD	5,175,000
5.25% Notes due November 15, 2011	USD	4,944,000	USD	4,944,000
Floating Rate Notes due November 30, 2011	EUR	500,000,000	EUR	500,000,000
4.85% Notes due December 15, 2011	USD	482,000	USD	482,000
5.00% Notes due December 15, 2011	USD	1,685,000	USD	1,685,000
5.40% Notes due February 13, 2012	USD	500,000,000	USD	479,996,000
Floating Rate Notes due February 13, 2012	USD	654,250,000	USD	654,250,000

Title of Class[3]	Amount Authorized		Amount Outstanding
5.25% Notes due February 15, 2012	USD	2,937,000	USD	2,937,000
5.15% Notes due February 15, 2012	USD	1,532,000	USD	1,532,000
7.25% Notes due February 15, 2012	USD	30,577,000	USD	30,577,000
7.00% Notes due February 15, 2012	USD	17,676,000	USD	17,676,000
5.00% Notes due March 15, 2012	USD	482,000	USD	482,000
5.00% Notes due March 15, 2012	USD	1,059,000	USD	1,059,000
7.25% Notes due March 15, 2012	USD	13,609,000	USD	13,609,000
7.75% Notes due April 2, 2012	USD	259,646,000	USD	259,646,000
5.75% Notes due August 15, 2012	USD	466,000	USD	466,000
3.80% Notes due November 14, 2012	EUR	450,000,000	EUR	450,000,000
5.50% Notes due November 15, 2012	USD	2,711,000	USD	2,711,000
5.50% Notes due November 15, 2012	USD	1,381,000	USD	1,381,000
7.63% Notes due November 30, 2012	USD	2,000,000,000	USD	1,277,653,000
5.50% Notes due December 15, 2012	USD	495,000	USD	495,000
7.00% Notes due December 15, 2012	USD	36,343,000	USD	36,343,000
7.25% Notes due December 15, 2012	USD	19,425,000	USD	19,425,000
7.30% Notes due December 15, 2012	USD	11,775,000	USD	11,775,000
Floating Rate Notes due December 21, 2012	USD	290,705,000	USD	290,705,000
6.15% Notes due January 15, 2013	USD	29,038,000	USD	29,038,000
6.25% Notes due January 15, 2013	USD	62,461,000	USD	62,461,000
6.15% Notes due January 15, 2013	USD	52,560,000	USD	52,560,000
6.25% Notes due January 15, 2013	USD	53,967,000	USD	53,967,000
7.50% Notes due January 15, 2013	USD	27,292,000	USD	27,292,000
6.25% Notes due February 15, 2013	USD	22,781,000	USD	22,781,000
6.20% Notes due February 15, 2013	USD	24,387,000	USD	24,387,000
6.00% Notes due February 15, 2013	USD	22,368,000	USD	22,368,000
7.60% Notes due February 15, 2013	USD	23,615,000	USD	23,615,000
6.15% Notes due February 15, 2013	USD	23,318,000	USD	23,318,000
5.40% Notes due March 7, 2013	USD	500,000,000	USD	483,516,000
7.75% Notes due March 15, 2013	USD	18,242,000	USD	18,242,000
7.90% Notes due March 15, 2013	USD	17,591,000	USD	17,591,000
7.25% Notes due March 15, 2013	USD	5,350,000	USD	5,350,000
6.00% Notes due March 15, 2013	USD	26,178,000	USD	26,178,000
6.00% Notes due March 15, 2013	USD	27,547,000	USD	27,547,000
6.10% Notes due March 15, 2013	USD	27,499,000	USD	27,499,000
6.25% Notes due March 15, 2013	USD	26,121,000	USD	26,121,000
6.15% Notes due April 15, 2013	USD	24,593,000	USD	24,593,000
6.15% Notes due April 15, 2013	USD	28,983,000	USD	28,983,000
6.05% Notes due April 15, 2013	USD	19,386,000	USD	19,386,000
6.05% Notes due May 15, 2013	USD	44,494,000	USD	44,494,000
4.95% Notes due May 15, 2013	USD	9,133,000	USD	9,133,000
4.95% Notes due May 15, 2013	USD	11,492,000	USD	11,492,000
4.88% Notes due June 15, 2013	USD	6,237,000	USD	6,237,000
4.85% Notes due June 15, 2013	USD	7,956,000	USD	7,956,000
4.60% Notes due June 15, 2013	USD	9,421,000	USD	9,421,000
4.45% Notes due June 15, 2013	USD	5,051,000	USD	5,051,000
Floating Rate Notes due June 20, 2013	EUR	500,000,000	EUR	500,000,000
5.05% Notes due July 15, 2013	USD	5,228,000	USD	5,228,000
4.65% Notes due July 15, 2013	USD	9,267,000	USD	9,267,000
4.75% Notes due July 15, 2013	USD	2,318,000	USD	2,318,000
5.00% Notes due July 15, 2013	USD	15,182,000	USD	15,182,000
4.75% Notes due July 15, 2013	USD	5,779,000	USD	5,779,000
5.30% Notes due August 15, 2013	USD	7,479,000	USD	7,479,000
5.50% Notes due August 15, 2013	USD	2,903,000	USD	2,903,000

Title of Class[3]	Amount Authorized		Amount Outstanding
5.50% Notes due August 15, 2013	USD	6,810,000	USD	6,810,000
5.40% Notes due September 15, 2013	USD	2,445,000	USD	2,445,000
5.50% Notes due September 15, 2013	USD	4,171,000	USD	4,171,000
5.25% Notes due September 15, 2013	USD	4,374,000	USD	4,374,000
5.20% Notes due September 15, 2013	USD	4,378,000	USD	4,378,000
5.20% Notes due October 15, 2013	USD	5,497,000	USD	5,497,000
5.20% Notes due October 15, 2013	USD	8,130,000	USD	8,130,000
5.25% Notes due October 15, 2013	USD	3,359,000	USD	3,359,000
5.30% Notes due November 15, 2013	USD	3,146,000	USD	3,146,000
5.10% Notes due November 15, 2013	USD	7,480,000	USD	7,480,000
5.40% Notes due December 15, 2013	USD	5,783,000	USD	5,783,000
5.20% Notes due December 15, 2013	USD	7,241,000	USD	7,241,000
5.10% Notes due January 15, 2014	USD	2,897,000	USD	2,897,000
4.85% Notes due January 15, 2014	USD	1,333,000	USD	1,333,000
5.00% Notes due February 13, 2014	USD	750,000,000	USD	671,749,000
5.00% Notes due February 15, 2014	USD	5,957,000	USD	5,957,000
4.90% Notes due February 15, 2014	USD	1,958,000	USD	1,958,000
7.85% Notes due February 15, 2014	USD	23,034,000	USD	23,034,000
7.65% Notes due February 15, 2014	USD	10,897,000	USD	10,897,000
4.80% Notes due March 15, 2014	USD	4,492,000	USD	4,492,000
4.60% Notes due March 15, 2014	USD	4,211,000	USD	4,211,000
7.85% Notes due March 15, 2014	USD	4,573,000	USD	4,573,000
4.80% Notes due April 15, 2014	USD	2,177,000	USD	2,177,000
5.10% Notes due April 15, 2014	USD	5,735,000	USD	5,735,000
5.00% Notes due May 13, 2014	EUR	463,405,000	EUR	463,405,000
5.25% Notes due May 15, 2014	USD	4,898,000	USD	4,898,000
5.80% Notes due May 15, 2014	USD	11,357,000	USD	11,357,000
5.70% Notes due June 15, 2014	USD	8,890,000	USD	8,890,000
5.75% Notes due June 15, 2014	USD	10,815,000	USD	10,815,000
5.75% Notes due June 15, 2014	USD	1,930,000	USD	1,930,000
5.85% Notes due June 15, 2014	USD	1,593,000	USD	1,593,000
6.00% Notes due June 15, 2014	USD	10,892,000	USD	10,892,000
5.65% Notes due July 15, 2014	USD	8,504,000	USD	8,504,000
5.30% Notes due July 15, 2014	USD	10,005,000	USD	10,005,000
5.20% Notes due August 15, 2014	USD	5,691,000	USD	5,691,000
5.30% Notes due August 15, 2014	USD	3,915,000	USD	3,915,000
6.00% Notes due August 15, 2014	USD	2,555,000	USD	2,555,000
6.00% Notes due August 15, 2014	USD	2,389,000	USD	2,389,000
5.25% Notes due September 15, 2014	USD	16,332,000	USD	16,332,000
5.05% Notes due September 15, 2014	USD	17,112,000	USD	17,112,000
5.13% Notes due September 30, 2014	USD	750,000,000	USD	638,267,000
4.90% Notes due October 15, 2014	USD	5,520,000	USD	5,520,000
5.10% Notes due October 15, 2014	USD	13,944,000	USD	13,944,000
5.05% Notes due November 15, 2014	USD	7,238,000	USD	7,238,000
5.50% Notes due December 1, 2014	GBP	480,000,000	GBP	480,000,000
5.13% Notes due December 15, 2014	USD	7,632,000	USD	7,632,000
5.10% Notes due December 15, 2014	USD	18,101,000	USD	18,101,000
5.05% Notes due January 15, 2015	USD	6,302,000	USD	6,302,000
5.00% Notes due February 1, 2015	USD	750,000,000	USD	671,141,000
4.95% Notes due February 15, 2015	USD	6,678,000	USD	6,678,000
4.90% Notes due February 15, 2015	USD	6,848,000	USD	6,848,000
7.90% Notes due February 15, 2015	USD	24,329,000	USD	24,329,000
5.10% Notes due March 15, 2015	USD	12,247,000	USD	12,247,000
5.05% Notes due March 15, 2015	USD	2,575,000	USD	2,575,000

Title of Class[3]	Amount Authorized		Amount Outstanding
4.25% Notes due March 17, 2015	EUR	412,500,000	EUR	412,500,000
5.38% Notes due April 15, 2015	USD	6,369,000	USD	6,369,000
5.25% Notes due May 15, 2015	USD	15,954,000	USD	15,954,000
5.30% Notes due May 15, 2015	USD	27,090,000	USD	27,090,000
5.10% Notes due June 15, 2015	USD	14,930,000	USD	14,930,000
5.05% Notes due June 15, 2015	USD	10,912,000	USD	10,912,000
5.20% Notes due June 15, 2015	USD	8,322,000	USD	8,322,000
5.30% Notes due August 15, 2015	USD	10,741,000	USD	10,741,000
5.38% Notes due August 15, 2015	USD	15,892,000	USD	15,892,000
5.25% Notes due September 15, 2015	USD	11,241,000	USD	11, 241,000
5.10% Notes due September 15, 2015	USD	4,898,000	USD	4,898,000
5.50% Notes due November 15, 2015	USD	4,016,000	USD	4,016,000
5.80% Notes due November 15, 2015	USD	7,456,000	USD	7,456,000
5.75% Notes due December 15, 2015	USD	8,155,000	USD	8,155,000
5.80% Notes due December 15, 2015	USD	12,621,000	USD	12,621,000
5.40% Notes due January 30, 2016	USD	750,000,000	USD	604,263,000
5.85% Notes due March 15, 2016	USD	14,372,000	USD	14,372,000
5.80% Notes due March 15, 2016	USD	11,705,000	USD	11,705,000
6.00% Notes due March 15, 2016	USD	69,046,000	USD	69,046,000
5.88% Notes due April 15, 2016	USD	4,888,000	USD	4,888,000
6.05% Notes due May 15, 2016	USD	14,943,000	USD	14,943,000
6.15% Notes due May 15, 2016	USD	18,636,000	USD	18,636,000
6.10% Notes due June 15, 2016	USD	15,478,000	USD	15,478,000
6.10% Notes due June 15, 2016	USD	17,660,000	USD	17,660,000
6.20% Notes due August 15, 2016	USD	37,135,000	USD	37,135,000
6.13% Notes due August 15, 2016	USD	36,401,000	USD	36,401,000
5.85% Notes due September 15, 2016	USD	500,000,000	USD	391,533,000
6.05% Notes due September 15, 2016	USD	31,772,000	USD	31,772,000
5.95% Notes due September 15, 2016	USD	11,219,000	USD	11,219,000
4.65% Notes due September 19, 2016	EUR	474,000,000	EUR	474,000,000
6.00% Notes due November 15, 2016	USD	29,155,000	USD	29,155,000
5.95% Notes due November 15, 2016	USD	13,264,000	USD	13,264,000
Floating Rate Notes due December 14, 2016	USD	34,452,000	USD	34,452,000
5.80% Notes due December 15, 2016	USD	35,842,000	USD	35,842,000
5.65% Notes due December 15, 2016	USD	8,701,000	USD	8,701,000
5.70% Notes due December 15, 2016	USD	9,571,000	USD	9,571,000
5.70% Notes due December 15, 2016	USD	9,817,000	USD	9,817,000
5.50% Notes due December 20, 2016	GBP	367,400,000	GBP	367,400,000
5.65% Notes due February 13, 2017	USD	750,000,000	USD	548,087,000
5.85% Notes due February 15, 2017	USD	7,724,000	USD	7,724,000
5.95% Notes due February 15, 2017	USD	11,074,000	USD	11,074,000
5.85% Notes due February 15, 2017	USD	6,471,000	USD	6,471,000
5.80% Notes due February 15, 2017	USD	7,792,000	USD	7,792,000
Floating Rate Notes due March 15, 2017	USD	50,000,000	USD	50,000,000
5.75% Notes due March 15, 2017	USD	6,741,000	USD	6, 741,000
5.75% Notes due March 15, 2017	USD	13,498,000	USD	13, 498,000
5.70% Notes due March 15, 2017	USD	9,533,000	USD	9,533,000
5.65% Notes due March 15, 2017	USD	5,935,000	USD	5,935,000
5.75% Notes due March 15, 2017	USD	10,298,000	USD	10, 298,000
5.75% Notes due May 15, 2017	USD	2,708,000	USD	2,708,000
5.80% Notes due May 15, 2017	USD	3,779,000	USD	3,779,000
5.80% Notes due May 15, 2017	USD	5,038,000	USD	5,038,000
6.00% Notes due June 15, 2017	USD	23,842,000	USD	23,842,000
6.00% Notes due June 15, 2017	USD	8,205,000	USD	8,205,000

Title of Class[3]	Amount Authorized		Amount Outstanding
6.10% Notes due June 15, 2017	USD	6,648,000	USD	6,648,000
6.25% Notes due June 15, 2017	USD	10,535,000	USD	10,535,000
6.25% Notes due August 15, 2017	USD	1,190,000	USD	1,190,000
6.25% Notes due November 15, 2017	USD	8,958,000	USD	8,958,000
6.25% Notes due November 15, 2017	USD	11,778,000	USD	11,778,000
6.25% Notes due November 15, 2017	USD	6,339,000	USD	6,339,000
6.40% Notes due November 15, 2017	USD	3,404,000	USD	3,404,000
6.50% Notes due November 15, 2017	USD	2,197,000	USD	2,197,000
10-Year Forward Rate Bias Notes due December 11, 2017	USD	500,000,000	USD	500,000,000
6.50% Notes due December 15, 2017	USD	556,000	USD	556,000
7.50% Notes due December 15, 2017	USD	24,275,000	USD	24,275,000
7.75% Notes due December 15, 2017	USD	14,936,000	USD	14,936,000
7.80% Notes due December 15, 2017	USD	8,731,000	USD	8,731,000
5.80% Senior Notes due October 1, 2036	USD	500,000,000	USD	316,015,000
12.00% Subordinated Notes due December 18, 2018	USD	1,117,448,000	USD	1,117,448,000
12.00% Subordinated Notes due December 18, 2018	USD	31,559,000	USD	31,559,000
6.10% Junior Subordinated Notes due March 15, 2067	USD	750,000,000	USD	750,000,000
0.95% Notes due October 1, 2009	USD	1,000,000,000	USD	1,000,000,000
0.90% Notes due November 7, 2010	JPY	20,000,000,000	JPY	20,000,000,000
7.75% Notes due November 17, 2010	USD	199,844,675	USD	199,844,675
4.25% Notes due September 22, 2011	EUR	750,000,000	EUR	750,000,000
1.42% Notes due October 4, 2011	USD	100,000,000	USD	100,000,000
5.15% Notes due December 11, 2017	USD	500,000,000	USD	500,000,000
6.00% Notes due April 1, 2036	USD	309,021,000	USD	309,021,000
3.70% Notes due October 15, 2009	USD	1,802,000	USD	1,802,000
6.25% Notes due August 15, 2021	USD	44,964,000	USD	43,904,000
6.25% Notes due September 15, 2021	USD	41,435,000	USD	39,924,000
6.15% Notes due September 15, 2021	USD	28,075,000	USD	27,437,000
6.25% Notes due November 15, 2021	USD	36,469,000	USD	35,172,000
6.10% Notes due November 15, 2021	USD	66,669,000	USD	63,647,000
6.00% Notes due December 15, 2021	USD	61,507,000	USD	58,477,000
5.85% Notes due December 15, 2021	USD	15,339,000	USD	14,571,000
5.88% Notes due December 15, 2021	USD	19,034,000	USD	18,181,000
5.90% Notes due December 15, 2021	USD	19,762,000	USD	18,463,000
6.00% Notes due February 15, 2022	USD	49,872,000	USD	48,666,000
6.05% Notes due February 15, 2022	USD	25,428,000	USD	24,566,000
6.00% Notes due February 15, 2022	USD	37,898,000	USD	36,857,000
5.95% Notes due February 15, 2022	USD	12,918,000	USD	12,386,000
5.90% Notes due March 15, 2022	USD	8,664,000	USD	8,389,000
5.85% Notes due March 15, 2022	USD	12,828,000	USD	12,187,000
5.85% Notes due March 15, 2022	USD	16,435,000	USD	15,269,000
5.85% Notes due March 15, 2022	USD	20,459,000	USD	19,510,000
5.95% Notes due March 15, 2022	USD	29,733,000	USD	28,018,000
6.00% Notes due May 15, 2022	USD	14,227,000	USD	13,726,000
6.00% Notes due May 15, 2022	USD	18,705,000	USD	18,355,000
6.00% Notes due May 15, 2022	USD	11,932,000	USD	11,441,000
6.15% Notes due June 15, 2022	USD	31,354,000	USD	30,302,000
6.20% Notes due June 15, 2022	USD	6,921,000	USD	6,819,000
6.25% Notes due June 15, 2022	USD	4,816,000	USD	4,611,000
6.50% Notes due June 15, 2022	USD	16,043,000	USD	15,036,000
6.50% Notes due August 15, 2022	USD	1,487,000	USD	1,457,000
6.50% Notes due August 15, 2022	USD	397,000	USD	397,000
6.70% Notes due November 15, 2022	USD	2,130,000	USD	1,930,000
6.75% Notes due November 15, 2022	USD	2,619,000	USD	2,609,000
6.75% Notes due December 15, 2022	USD	676,000	USD	676,000

     (b) Holders of common stock of the Corporation are entitled to one vote for each share registered in such holder’s name on all matters upon which such holders are entitled to vote. In the event that dividends on any shares of preferred stock of the Corporation are not declared and paid for at least six dividend periods, whether or not consecutive (a “Nonpayment Event”), the number of directors then constituting the board of directors of the Corporation shall automatically be increased by two and the holders of each series of preferred stock of the Corporation, together with the holders of any and all other series of preferred stock of the Corporation that rank equally with such series of preferred stock, either or both as to the payment of dividends and/or the distribution of assets upon liquidation, dissolution or winding up of the Corporation (“Voting Preferred Stock”), shall be entitled to vote for the election of the two additional directors. If and when dividends have been paid in full, or declared and a sum sufficient for such payment shall have been set aside, on such series of preferred stock of the Corporation for at least four consecutive dividend periods after a Nonpayment Event, the holders of such series shall immediately, and without any further action by the Corporation, be divested of the foregoing voting rights. So long as any shares of preferred stock of the Corporation are outstanding, the vote or consent of 66 and 2/3% of the shares of such series and any Voting Preferred Stock then outstanding and entitled to vote thereon, voting together as a single class, is necessary to effect certain transactions that would be deemed to materially and adversely affect the special rights, preferences, privileges or voting powers of such series.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
     The Corporation will issue the Series A Notes under a supplemental indenture to a base indenture (the “Series A Indenture”) between itself and The Bank of New York Mellon as trustee (the “Trustee”) and Delaware Funding will issue the Series B Notes under a supplemental indenture to a base indenture (the “Series B Indenture” and together with the Series A Indenture, the “Indentures”) between itself and the Trustee. The following analysis is not a complete description of the provisions discussed and is qualified in its entirety by reference to the terms of the Indentures. Forms of the base indentures are attached as Exhibit T3C.1 and Exhibit T3C.2 hereto and are incorporated by reference herein. As of the date of this Application, the Corporation and Delaware Funding (each of which may be referred to herein as the “Issuer”) have not entered into the Indentures and the terms of the Indentures remain subject to change prior to their execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indentures.
     (a) Events of Default; Withholding of Notice
     An “Event of Default” with respect to each series of New Notes will be defined as any one of the following events:

(i)	default for 30 days in the payment when due of interest on the New Notes;

(ii)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the New Notes;

(iii)	failure by the Issuer or any of its Restricted Subsidiaries to comply with the provisions in the Offering Memorandum described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(iv)	failure by the Issuer or any of its Restricted Subsidiaries for 60 days after notice to the Issuer by the Trustee or the Holders of at least 25% in aggregate principal amount of the New Notes then outstanding voting as a single class to comply with any of the other agreements in the applicable Indenture;

(v)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the applicable Indenture, if that default:
(A)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(B)	results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates to an amount that is equal to or more than an amount specified in the applicable Indenture;

(vi)	failure by the Issuer or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of an amount specified in the applicable Indenture, which judgments are not paid, discharged or stayed for a period of 60 days;

(vii)	certain events of bankruptcy or insolvency described in the applicable Indenture with respect to the Issuer or any Restricted Subsidiaries that is a Significant Subsidiary;

(viii)	any Note Guarantee of any Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the applicable Indenture) or is declared null and void and unenforceable or found to be invalid or any Significant Subsidiary denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of the applicable indenture and the Note Guarantee); and

(ix)	any security interest and Lien purported to be created by any Security Document with respect to any Collateral, individually or in the aggregate, having a Fair Market Value in excess of an amount specified in the applicable Indenture shall cease to be in full force and effect, or shall cease to give the Notes Collateral Agent, for the benefit of the Holders, the Liens, rights, powers and privileges purported to be created and granted thereby (including a perfected second-priority security interest in and Lien on, all of the Collateral thereunder (except as otherwise expressly provided in the applicable Indenture, the Security Documents and the Intercreditor Agreement)) in favor of the Notes Collateral Agent, or shall be asserted by the Issuer or any Guarantor to not be, a valid, perfected, second-priority (except as otherwise expressly provided in the applicable Indenture, the Security Documents or the Intercreditor Agreement) security interest in or Lien on the Collateral covered thereby; except to the extent that any such loss of perfection or priority results from the failure of the Trustee (or an agent or trustee on its behalf) to make filings, renewals and continuations (or other equivalent filings) or take other appropriate action or the failure of the Trustee (or an agent or trustee on its behalf) to maintain possession of certificates actually delivered to it (or such agent or trustee) representing securities pledged under the Security Documents.
     In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Corporation, any Restricted Subsidiary of the Corporation that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Corporation that, taken together, would constitute a Significant Subsidiary, all outstanding New Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding New Notes of a series may declare all the New Notesof that series to be due and payable immediately.
     Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding New Notes of a series may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the New Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

     Subject to the provisions of the applicable indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the applicable Indenture at the request or direction of any Holders of New Notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a New Note may pursue any remedy with respect to the applicable Indenture or the New Notes of that series unless: (i) such Holder has previously given the Trustee notice that an Event of Default is continuing; (ii) Holders of at least 25% in aggregate principal amount of the then outstanding New Notes of such series have requested the Trustee to pursue the remedy; (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense; (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and (v) Holders of a majority in aggregate principal amount of the then outstanding New Notes of such series have not given the Trustee a direction inconsistent with such request within such 60-day period.
     The Holders of a majority in aggregate principal amount of the then outstanding New Notes of a series by notice to the Trustee may, on behalf of the Holders of all of such New Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the applicable Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the New Notes of such series.
(b)	Authentication and Delivery of New Notes; Use of Proceeds
     As set forth in Section 3.3 of each Indenture, the New Notes to be issued under such Indenture may from time to time be executed on behalf of the Issuer by its Chairman of the Board, a Vice Chairman, its President, its Chief Executive Officer, its Chief Financial Officer, its Treasurer or a Vice President under its corporate seal, if any, and attested by its Secretary or one of its Assistant Secretaries and delivered to the Trustee for authentication and delivery in accordance with the Indenture. Each New Note shall be dated the date of its authentication, and no New Note shall be valid unless it bears a certificate of authentication, as provided in the Indenture, executed by or on behalf or the Trustee by manual signature of an authorized officer and such certificate shall be conclusive evidence that such New Note has been duly authenticated and delivered under the Indenture.
     Because the New Notes are being issued in exchange for the Old Notes, there will be no proceeds from the issuance of the New Notes.
(c)	Release and Substitution of Property Subject to the Lien of the Indenture
     The requirements for release and substitution of any property subject to liens will be set forth in a supplemental indenture relating to each series of New Notes as described in the Offering Memorandum attached hereto as Exhibit T3E.1, which will provide that upon (i) a series of New Notes having an Investment Grade Rating from Moody’s and S&P, (ii) so long as no Default has occurred and is then continuing with respect to New Notes of such series, with the consent of the Holders of at least a majority in aggregate principal amount of the New Notes of such series then outstanding any Security Document, any Intercreditor Agreement or the provisions in the Indenture dealing with the Collateral or the Security Documents or the application of trust proceeds of the Collateral may be amended to release all or substantially all of the Collateral from the Liens of the Security Documents or to change or alter the priority of the security interests in the Collateral with respect to New Notes of such series. Except as provided in the preceding sentence, the Indenture will provide that the consent of each affected Holder shall be required to make any change in any Security Document, any Intercreditor Agreement or the provisions in the Indenture dealing with the Collateral or the Security Documents or the application of trust proceeds of the Collateral that would release all or substantially all of the Collateral from the Liens of the Security Documents (except as permitted by the terms of the indenture, the Security Documents and the Intercreditor Agreement) or change or alter the priority of the security interests in the Collateral.
(d)	Satisfaction and Discharge of the Indenture
     Upon the direction of the Issuer by a Company Order, the applicable Indenture shall cease to be of further effect with respect to any series of New Notes specified in such Company Order and any Coupons appertaining thereto (except as to any expressly surviving rights of Securities of such series), and the Trustee, on receipt of a Company Order shall execute proper instruments acknowledging satisfaction and discharge of such Indenture as to such series, when (i) either (A) all New Notes of such series and all Coupons appertaining thereto (subject to certain exceptions) have been delivered to the Trustee for cancellation or (B) all New Notes of such series and, if applicable, any Coupons appertaining thereto not theretofore delivered to the Trustee for cancellation (1) have become due and payable, or will become due and payable at their Stated Maturity within one year, or (2) if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee, and the Issuer has deposited or caused to be deposited with the Trustee as funds in trust for such purpose, money in an amount sufficient to pay and discharge the entire indebtedness on such New Notes and any Coupons appertaining thereto not theretofore delivered to the Trustee for cancellation, including the principal of, and any premium or interest thereon, to the date of such deposit (in the case of New Notes which have become due and payable) or to the Maturity thereof, as the case may be; (ii) the Issuer has paid or caused to be paid all other sums payable hereunder by the Issuer with respect to the outstanding New Notes of such series and any Coupons appertaining thereto; and (iii) the Issuer has delivered to the Trustee an Opinion of Counsel and an Officers’ Certificate, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such series have been complied with.
(e)	Evidence Required to be Furnished by the Issuer to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.
     The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year, a written statement signed by the principal executive officer, the principal financial officer or the principal accounting officer of the Issuer, stating that (i) a review of the activities of the Issuer during such year and of its performance under this Indenture has been made under his or her supervision and (ii) to the best of his or her knowledge, based on such review, (A) the Issuer has complied with all the conditions and covenants imposed on it under the applicable Indenture throughout such year, or, if there has been a default in the fulfillment of any such condition or covenant or agreement, specifying each such default known to him or her and the nature and status thereof, and (B) no event has occurred and is continuing which is, or after notice or lapse of time or both would become, an Event of Default, or, if such an event has occurred and is continuing, specifying each such event known to him and the nature and status thereof.
     The Issuer shall deliver to the Trustee, within thirty days after the occurrence thereof, written notice of any Event of Default or any event which after notice or lapse of time or both would become an Event of Default.
9. Other Obligors.
     The Series A Notes will be issued by the Corporation and the Series B Notes will be issued by Delaware Funding. All of the New Notes will be guaranteed by each of the Corporation’s current domestic wholly-owned subsidiaries, with the exception of Delaware Funding, CIT Bank and other regulated subsidiaries, special purpose entities and immaterial subsidiaries, as set forth below. The mailing address for each of the persons listed in the following table is c/o CIT Group Inc., 505 Fifth Avenue, New York, New York 10017.
Baffin Shipping Co., Inc.
C.I.T. Leasing Corporation
Capita Colombia Holdings Corp.
Capita Corporation
Capita International L.L.C.
Capita Premium Corporation
CIT Capital USA Inc.
CIT China 12, Inc.
CIT China 13, Inc.
CIT China 2, Inc.
CIT China 3, Inc.
CIT Communications Finance Corporation
CIT Credit Finance Corp.
CIT Credit Group USA Inc.
CIT Financial Ltd. of Puerto Rico
CIT Financial USA, Inc.
CIT Group (NJ) LLC
CIT Group SF Holding Co., Inc.
CIT Healthcare LLC
CIT Holdings, LLC
CIT Lending Services Corporation
CIT Lending Services Corporation (Illinois)
CIT Loan Corporation (f/k/a The CIT Group/Consumer Finance, Inc.)
CIT Real Estate Holding Corporation
CIT Realty LLC

CIT Technologies Corporation
CIT Technology Financing Services, Inc.
Education Loan Servicing Corporation
Equipment Acceptance Corporation
Franchise Portfolio 1, Inc.
Franchise Portfolio 2, Inc.
GFSC Aircraft Acquisition Financing Corporation
Hudson Shipping Co., Inc.
Namekeepers LLC
Owner-Operator Finance Company
Student Loan Xpress, Inc.
The CIT Group/BC Securities Investment, Inc.
The CIT Group/Business Credit, Inc.
The CIT Group/Capital Finance, Inc.
The CIT Group/Capital Transportation, Inc.
The CIT Group/CmS Securities Investment, Inc.
The CIT Group/Commercial Services, Inc.
The CIT Group/Commercial Services, Inc. (Va.)
The CIT Group/Consumer Finance, Inc. (NY)
The CIT Group/Consumer Finance, Inc. (TN)
The CIT Group/Corporate Aviation, Inc.
The CIT Group/Equipment Financing, Inc.
The CIT Group/Equity Investments, Inc.
The CIT Group/Factoring One, Inc.
The CIT Group/FM Securities Investment, Inc.
The CIT Group/LsC Securities Investment, Inc.
The CIT Group/Securities Investment, Inc.
The CIT Group/Venture Capital, Inc.
Western Star Finance, Inc.
Content of Application for Qualification. This application for qualification comprises:
(a)	Pages numbered 1 to 46 consecutively.

(b)	The statements of eligibility and qualification on Form T-1 of The Bank of New York Mellon, as Trustee under the Indentures to be qualified.

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee.

List of Exhibits

Exhibit T3A.1	—	Second Restated Certificate of Incorporation of CIT Group Inc. (filed as Exhibit 3.1 to CIT Group Inc.’s Quarterly Report on

Form 10-Q for the quarter ended June 30, 2003 and incorporated by reference herein).

Exhibit T3A.2	—	Certificate of Formation of CIT Group Funding Company of Delaware LLC, dated as of December 28, 2007 (filed herewith).

Exhibit T3B.1	—	Amended and Restated By-laws of CIT Group Inc. (filed as Exhibit 99.3 to CIT Group Inc.’s Current Report on Form 8-K filed on January 17, 2008 and incorporated by reference herein).

Exhibit T3B.2	—	Limited Liability Company Agreement of CIT Group Funding Company of Delaware LLC, dated as of December 31, 2007 (filed herewith).

Exhibit T3C.1	—	Form of Indenture between CIT Group Funding Company of Delaware LLC and The Bank of New York Mellon, as Trustee (filed herewith).

Exhibit T3C.2	—	Form of Indenture between CIT Group Inc. and The Bank of New York Mellon, as Trustee (filed herewith).

Exhibit T3D	—	Not applicable.

Exhibit T3E.1	—	Offering Memorandum, Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization (filed herewith).

Exhibit T3E.2	—	Ballot (filed herewith).

Exhibit T3E.3	—	Letter of Transmittal and Ballot (filed herewith).

Exhibit T3F	—	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit T3C herewith).

Exhibit 25.1	—	Form T-1s qualifying The Bank of New York Mellon as Trustee under the Indentures to be qualified (filed herewith).

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, CIT Group Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Livingston, and State of New Jersey, on the 1st day of October, 2009.
(Seal)

CIT GROUP INC.
By:	/s/ Glenn A. Votek
	Name:	Glenn A. Votek
	Title:	Executive Vice President and Treasurer

Attest:
By:	/s/ Robert J. Ingato
	Name:	Robert J. Ingato
	Title:	Executive Vice President, General Counsel and Secretary

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, CIT Group Funding Company of Delaware LLC, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Livingston, and State of New Jersey, on the 1st day of October, 2009.

CIT GROUP FUNDING COMPANY OF DELAWARE LLC
By:	/s/ Glenn A. Votek
	Name:	Glenn A. Votek
	Title:	President and Treasurer

Attest:
By:	/s/ Robert J. Ingato
	Name:	Robert J. Ingato
	Title:	Executive Vice President, and Assistant Secretary

Annex A
Schedule of Underwriters for Securities of the Corporation and Delaware Funding
within the Previous Three Years
A. The Corporation.

Underwriters	Securities
ABN AMRO Incorporated 540 W. Madison St. Chicago, IL 60661	Common Stock

Banc of America Securities LLC One Bryant Park New York, NY 10036	Common Stock
7.625% Senior Notes due November 30, 2012
Equity Units
6.10% Junior Subordinated Notes due March 15, 2067
Floating Rate Senior Notes due March 12, 2010
5.40% Senior Notes due February 13, 2012
Floating Rate Senior Notes due February 13, 2012
5.65% Senior Notes due February 13, 2017

The Senior Notes set forth in Exhibit 1 hereto.

Barclays Capital Inc. 35th Floor 200 Park Avenue New York, NY 10166	Common Stock 6.10% Junior Subordinated Notes due March 15, 2067 Floating Rate Senior Notes due March 12, 2010

Bear, Stearns & Co. Inc. Not applicable.	6.10% Junior Subordinated Notes due March 15, 2067 5.40% Senior Notes due February 13, 2012 Floating Rate Senior Notes due February 13, 2012 5.65% Senior Notes due February 13, 2017

The Senior Notes set forth in Exhibit 1 hereto.

Blaylock & Company, Inc. 780 3rd Ave., 44th Floor New York, NY 10017	6.10% Junior Subordinated Notes due March 15, 2067

BMO Capital Markets Corp. Three Times Square New York, NY 10036	Common Stock 5.40% Senior Notes due February 13, 2012 Floating Rate Senior Notes due February 13, 2012 5.65% Senior Notes due February 13, 2017

BNP Paribas Securities Corp. 787 Seventh Avenue New York, NY 10019	Common Stock
7.625% Senior Notes due November 30, 2012
Floating Rate Senior Notes due March 12, 2010
5.40% Senior Notes due February 13, 2012
Floating Rate Senior Notes due February 13, 2012
5.65% Senior Notes due February 13, 2017

BNY Capital Markets, Inc. 18th Floor	Common Stock 5.40% Senior Notes due February 13, 2012

Underwriters	Securities
One Wall Street New York, NY 10005	Floating Rate Senior Notes due February 13, 2012 5.65% Senior Notes due February 13, 2017

Charles Schwab & Co., Inc. 101 Montgomery Street, Suite 200 San Francisco, CA 94104	The Senior Notes set forth in Exhibit 1 hereto.

CIBC World Markets Corp. 161 Bay St., Suite 700 Toronto ON M5J 2S8 Canada	Common Stock 5.40% Senior Notes due February 13, 2012 Floating Rate Senior Notes due February 13, 2012 5.65% Senior Notes due February 13, 2017

Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013	Common Stock
8.75% Non-Cumulative Preferred Stock, Series C, par value
$0.01 per share
7.625% Senior Notes due November 30, 2012
Equity Units
6.10% Junior Subordinated Notes due March 15, 2067
5.40% Senior Notes due February 13, 2012
Floating Rate Senior Notes due February 13, 2012
5.65% Senior Notes due February 13, 2017

The Senior Notes set forth in Exhibit 1 hereto.

Credit Suisse Securities (USA) LLC 11 Madison Avenue New York, NY 10010	Common Stock
7.625% Senior Notes due November 30, 2012
Floating Rate Senior Notes due March 12, 2010
5.40% Senior Notes due February 13, 2012
Floating Rate Senior Notes due February 13, 2012
5.65% Senior Notes due February 13, 2017

Daiwa Securities America Inc. Financial Square 32 Old Slip New York, NY 10005-3538	Common Stock

Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005	Common Stock
8.75% Non-Cumulative Preferred Stock, Series C, par value
$0.01 per share
5.40% Senior Notes due February 13, 2012
Floating Rate Senior Notes due February 13, 2012
5.65% Senior Notes due February 13, 2017

Edward D. Jones & Co., LP 12555 Manchester Road St. Louis, MO 63131	The Senior Notes set forth in Exhibit 1 hereto.

Fortis Securities LLC 3rd Floor 520 Madison Avenue New York, NY 10022	Common Stock

Goldman, Sachs & Co.	Equity Units

Underwriters	Securities
85 Broad Street New York, NY 10004	6.10% Junior Subordinated Notes due March 15, 2067
Floating Rate Senior Notes due March 12, 2010
5.40% Senior Notes due February 13, 2012
Floating Rate Senior Notes due February 13, 2012
5.65% Senior Notes due February 13, 2017

Greenwich Capital Markets, Inc. (formerly RBS Securities Inc.) 600 Washington Boulevard Stamford, CT 06901	8.75% Non-Cumulative Preferred Stock, Series C, par value
$0.01 per share
5.40% Senior Notes due February 13, 2012
Floating Rate Senior Notes due February 13, 2012
5.65% Senior Notes due February 13, 2017

HSBC Securities (USA) Inc. 452 Fifth Avenue New York, NY 10018-2706	Common Stock
8.75% Non-Cumulative Preferred Stock, Series C, par value
$0.01 per share
Floating Rate Senior Notes due March 12, 2010
5.40% Senior Notes due February 13, 2012
Floating Rate Senior Notes due February 13, 2012
5.65% Senior Notes due February 13, 2017

Incapital LLC 200 S. Wacker Drive, Suite 3700 Chicago, IL 60606	The Senior Notes set forth in Exhibit 1 hereto.

J.P. Morgan Securities Inc. 277 Park Avenue New York, NY 10172	Common Stock
8.75% Non-Cumulative Preferred Stock, Series C, par value
$0.01 per share
6.10% Junior Subordinated Notes due March 15, 2067
5.40% Senior Notes due February 13, 2012
Floating Rate Senior Notes due February 13, 2012
5.65% Senior Notes due February 13, 2017

Keefe, Bruyette & Woods, Inc. The Equitable Building 787 Seventh Avenue, 4th Floor New York, NY 10019	Common Stock

LaSalle Financial Services, Inc. 135 S. Lasalle St., Suite 2111 Chicago, IL 60603-1000	5.40% Senior Notes due February 13, 2012 Floating Rate Senior Notes due February 13, 2012 5.65% Senior Notes due February 13, 2017

Lehman Brothers Inc. Not applicable.	Common Stock
8.75% Non-Cumulative Preferred Stock, Series C, par value
$0.01 per share
7.625% Senior Notes due November 30, 2012
Equity Units
Extendible Floating Rate Senior Notes
6.10% Junior Subordinated Notes due March 15, 2067

Merrill Lynch & Co., Inc. 4 World Financial Center #4 New York, NY	The Senior Notes set forth in Exhibit 1 hereto.

Merrill Lynch, Pierce, Fenner & Smith	Common Stock

Underwriters	Securities
Incorporated Four World Financial Center 250 Vesey Street New York, NY 10080	8.75% Non-Cumulative Preferred Stock, Series C, par value
$0.01 per share
7.625% Senior Notes due November 30, 2012
6.10% Junior Subordinated Notes due March 15, 2067
Floating Rate Senior Notes due March 12, 2010

Mitsubishi UFJ Securities International plc 4-1, Marunouchi 2-chome Chiyoda-ku, Tokyo 100-6317	Common Stock 8.75% Non-Cumulative Preferred Stock, Series C, par value $0.01 per share 7.625% Senior Notes due November 30, 2012

Mizuho Securities USA Inc. 1251 Avenue of The Americas, 33rd Floor New York, NY 10017	Common Stock

Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036	Common Stock 8.75% Non-Cumulative Preferred Stock, Series C, par value $0.01 per share Equity Units Extendible Floating Rate Senior Notes 6.10% Junior Subordinated Notes due March 15, 2067

The Senior Notes set forth in Exhibit 1 hereto.

National Australia Bank Limited L 3 800 Bourke St. Melbourne, Australia	5.40% Senior Notes due February 13, 2012 Floating Rate Senior Notes due February 13, 2012 5.65% Senior Notes due February 13, 2017

Raymond James & Associates, Inc. 880 Carillon Parkway Saint Petersburg, FL 33716	The Senior Notes set forth in Exhibit 1 hereto.

RBC Capital Markets Corporation One Liberty Plaza 165 Broadway New York, NY 10006-1404	Common Stock
8.75% Non-Cumulative Preferred Stock, Series C, par value
$0.01 per share
7.625% Senior Notes due November 30, 2012
Floating Rate Senior Notes due March 12, 2010
5.40% Senior Notes due February 13, 2012
Floating Rate Senior Notes due February 13, 2012
5.65% Senior Notes due February 13, 2017

The Senior Notes set forth in Exhibit I hereto.

Scotia Capital (USA) Inc. Floor 24 One Liberty Plaza New York, NY 10006	Common Stock 5.40% Senior Notes due February 13, 2012 Floating Rate Senior Notes due February 13, 2012 5.65% Senior Notes due February 13, 2017

SG Americas Securities, LLC 6th Floor 1221 Avenue of the Americas New York, NY 10020	Common Stock 8.75% Non-Cumulative Preferred Stock, Series C, par value $0.01 per share

Underwriters	Securities
UBS Securities LLC 677 Washington Boulevard Stamford, CT 06901	6.10% Junior Subordinated Notes due March 15, 2067 5.40% Senior Notes due February 13, 2012 Floating Rate Senior Notes due February 13, 2012 5.65% Senior Notes due February 13, 2017

The Senior Notes set forth in Exhibit I hereto.

Wells Fargo Securities LLC (formerly Wachovia Capital Markets, LLC) 301 S. College Street Charlotte, NC 28288	Common Stock 8.75% Non-Cumulative Preferred Stock, Series C, par value $0.01 per share 6.10% Junior Subordinated Notes due March 15, 2067

Wells Fargo Advisors (formerly Wachovia Securities) Wachovia Securities MO1100 One North Jefferson St. Louis, MO 63103	The Senior Notes set forth in Exhibit I hereto.

B. Delaware Funding.

Underwriters	Securities
BMO Capital Markets Corp. Three Times Square New York, NY 10036	5.60% Senior Notes due November 2

CIBC World Markets Corp. 161 Bay St., Suite 700 Toronto ON M5J 2S8	5.60% Senior Notes due November 2

Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013	5.60% Senior Notes due November 2

Credit Suisse Securities (USA) LLC 11 Madison Avenue New York, NY 10010	5.60% Senior Notes due November 2

Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036	5.60% Senior Notes due November 2

RBC Dominion Securities Inc. 200 Bay St Toronto ON M5J 2W7 Canada	5.60% Senior Notes due November 2

Scotia Capital (USA) Inc. Floor 24 One Liberty Plaza New York, NY 10006	5.60% Senior Notes due November 2

Exhibit 1
Senior Notes
5.250% Senior Notes, due November 15, 2010
6.000% Senior Notes, due November 15, 2016
6.250% Senior Notes, due November 15, 2021
5.050% Senior Notes, due November 15, 2009
5.200% Senior Notes, due November 15, 2011
5.950% Senior Notes, due November 15, 2016
6.100% Senior Notes, due November 15, 2021
5.050% Senior Notes, due December 15, 2010
5.800% Senior Notes, due December 15, 2016
6.000% Senior Notes, due December 15, 2021
4.700% Senior Notes, due December 15, 2009
4.850% Senior Notes, due December 15, 2011
5.650% Senior Notes, due December 15, 2016
5.850% Senior Notes, due December 15, 2021
4.900% Senior Notes, due December 15, 2010
5.700% Senior Notes, due December 15, 2016
5.875% Senior Notes, due December 15, 2021
4.850% Senior Notes, due December 15, 2009
5.000% Senior Notes, due December 15, 2011
5.700% Senior Notes, due December 15, 2016
5.900 % Senior Notes, due December 15, 2021
5.150% Senior Notes, due February 15, 2011
5.850% Senior Notes, due February 15, 2017
6.000% Senior Notes, due February 15, 2022
5.150% Senior Notes, due February 15, 2010
5.250% Senior Notes, due February 15, 2012
5.950% Senior Notes, due February 15, 2017
6.050% Senior Notes, due February 15, 2022
5.150% Senior Notes, due February 15, 2011
5.850% Senior Notes, due February 15, 2017
6.000% Senior Notes, due February 15, 2022
5.050% Senior Notes, due February 15, 2010
5.150% Senior Notes, due February 15, 2012
5.800% Senior Notes, due February 15, 2017
5.950% Senior Notes, due February 15, 2022
5.000% Senior Notes, due March 15, 2011
5.750% Senior Notes, due March 15, 2017
5.900% Senior Notes, due March 15, 2022
4.900% Senior Notes, due March 15, 2010
5.000% Senior Notes, due March 15, 2012
5.750% Senior Notes, due March 15, 2017
5.850% Senior Notes, due March 15, 2022
4.900% Senior Notes, due March 15, 2011
5.700% Senior Notes, due March 15, 2017
5.850% Senior Notes, due March 15, 2022
4.850% Senior Notes, due March 15, 2010
5.000% Senior Notes, due March 15, 2012
5.650% Senior Notes, due March 15, 2017
5.850% Senior Notes, due March 15, 2022
5.000% Senior Notes, due March 15, 2011
5.750% Senior Notes, due March 15, 2017
5.950% Senior Notes, due March 15, 2022
5.750% Senior Notes, due May 15, 2017
6.000% Senior Notes, due May 15, 2022
5.800% Senior Notes, due May 15, 2017

6.000% Senior Notes, due May 15, 2022
5.800% Senior Notes, due May 15, 2017
6.000% Senior Notes, due May 15, 2022
6.000% Senior Notes, due June 15, 2017
6.150% Senior Notes, due June 15, 2022
5.750% Senior Notes, due June 15, 2014
6.000% Senior Notes, due June 15, 2017
6.200% Senior Notes, due June 15, 2022
5.850% Senior Notes, due June 15, 2014
6.100% Senior Notes, due June 15, 2017
6.250% Senior Notes, due June 15, 2022
6.000% Senior Notes, due June 15, 2014
6.250% Senior Notes, due June 15, 2017
6.500% Senior Notes, due June 15, 2022
6.000% Senior Notes, due August 15, 2014
6.250% Senior Notes, due August 15, 2017
6.500% Senior Notes, due August 15, 2022
5.500% Senior Notes, due August 15, 2010
5.750% Senior Notes, due August 15, 2012
6.000% Senior Notes, due August 15, 2014
6.500% Senior Notes, due August 15, 2022
5.750% Senior Notes, due August 15, 2012
6.000% Senior Notes, due August 15, 2014
6.500% Senior Notes, due August 15, 2022
5.500% Senior Notes, due August 15, 2010
5.000% Senior Notes, due November 15, 2009
5.250% Senior Notes, due November 15, 2011
6.250% Senior Notes, due November 15, 2017
5.000% Senior Notes, due November 15, 2009
5.250% Senior Notes, due November 15, 2011
6.250% Senior Notes, due November 15, 2017
5.000% Senior Notes, due November 15, 2009
5.250% Senior Notes, due November 15, 2011
6.250% Senior Notes, due November 15, 2017
5.250% Senior Notes, due November 15, 2010
5.500% Senior Notes, due November 15, 2012
6.400% Senior Notes, due November 15, 2017
6.700% Senior Notes, due November 15, 2022
5.250% Senior Notes, due November 15, 2010
5.500% Senior Notes, due November 15, 2012
6.500% Senior Notes, due November 15, 2017
6.750% Senior Notes, due November 15, 2022
5.250% Senior Notes, due December 15, 2010
5.500% Senior Notes, due December 15, 2012
6.500% Senior Notes, due December 15, 2017
6.750% Senior Notes, due December 15, 2022
6.250% Senior Notes, due December 15, 2009
7.000% Senior Notes, due December 15, 2012
7.500% Senior Notes, due December 15, 2017
6.500% Senior Notes, due December 15, 2009
7.250% Senior Notes, due December 15, 2012
7.750% Senior Notes, due December 15, 2017
6.125% Senior Notes, due June 15, 2009
6.500% Senior Notes, due December 15, 2010
7.300% Senior Notes, due December 15, 2012
7.800% Senior Notes, due December 15, 2017
6.500% Senior Notes, due January 15, 2011
7.500% Senior Notes, due January 15, 2013

6.500% Senior Notes, due February 15, 2010
7.250% Senior Notes, due February 15, 2012
7.850% Senior Notes, due February 15, 2014
6.600% Senior Notes, due February 15, 2011
7.600% Senior Notes, due February 15, 2013
7.900% Senior Notes, due February 15, 2015
6.250% Senior Notes, due February 15, 2010
7.000% Senior Notes, due February 15, 2012
7.650% Senior Notes, due February 15, 2014
6.750% Senior Notes, due March 15, 2011
7.750% Senior Notes, due March 15, 2013
6.500% Senior Notes, due March 15, 2010
7.250% Senior Notes, due March 15, 2012
7.900% Senior Notes, due March 15, 2013
6.500% Senior Notes, due March 15, 2011
7.250% Senior Notes, due March 15, 2013
7.850% Senior Notes, due March 15, 2014